Exhibit 4(a).6

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DASSAULT SYSTÈMES CORP.,

AQUA ACQUISITION CORP.,

ABAQUS, INC.,

THE REPRESENTATIVE REFERRED TO HEREIN

AND

THE SEVERAL OTHER INDIVIDUALS

REFERRED TO IN THE SIGNATURE PAGES HERETO

Dated as of May 16, 2005

i

(cont’d)

-ii-

(cont’d)

-iii-

(cont’d)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER made as of May 16, 2005 (this “Agreement”) by and among DASSAULT SYSTÈMES CORP., a Delaware corporation (“Parent”), AQUA ACQUISITION CORP., a Rhode Island corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), ABAQUS, INC., a Rhode Island corporation (the “Company”), the Representative designated pursuant to Section 13.1 of this Agreement (the “Representative”), the holders (collectively, the “Company Shareholders”) of all of the outstanding Common Stock, no par value, of the Company (the “Company Common Stock”), Mark Goldstein (“Goldstein”) and Kenneth Short (collectively with Goldstein and the Company Shareholders, the “Parties of Interest,” and each, a “Party of Interest”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and shareholders that Parent and the Company consummate the business combination and other transactions provided for herein in order to advance their respective long-term strategic business interests.

B. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with applicable provisions of the laws of the State of Delaware (“Delaware Law”) and the State of Rhode Island (“Rhode Island Law”), as the case may be, this Agreement and the transactions contemplated hereby, including the Merger (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1. The Merger

1.1. The Merger. At the Effective Time (as defined below), and subject to and upon the terms and conditions of this Agreement and the Rhode Island Business Corporation Act (the “RIBCA”), Merger Sub shall be merged (the “Merger”) with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2. Effective Time; Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as practicable after the later of October 3, 2005 and five business days after the satisfaction or waiver of each of the conditions set forth in Sections 7, 8 and 9 below or at such other time as the parties agree (the “Closing Date”). In connection with the Closing, the parties shall cause the Merger to be consummated by filing articles of merger with the Secretary of State of the State of Rhode Island, as contemplated by the RIBCA and in the form attached hereto as Exhibit A (the “Articles of Merger”), and make all other filings or recordings required by Rhode Island Law in connection with the Merger. The

Merger shall be effective upon the later of: (a) the date and time of the filing of the Articles of Merger with the Secretary of State of the State of Rhode Island, or (b) such other date and time as may be specified in the Articles of Merger (such later date being referred to as the “Effective Time”). The Closing shall take place at 10:00 a.m., Eastern Time, on the Closing Date at the offices of Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York 10111.

1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the RIBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4. Articles of Incorporation, By-laws.

(a) Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the RIBCA, except that, at the Effective Time, Article I of such Articles of Incorporation shall be amended, as set forth in the Articles of Merger, to read as follows: “The exact name of the corporation is ABAQUS, Inc. (hereinafter, the “Corporation”).”

(b) By-laws. At the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the RIBCA and such by-laws.

1.5. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and by-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

1.6. Company Shareholder Approval. Each Company Shareholder, by his execution of this Agreement, agrees that this Agreement, when executed by all of the Company Shareholders, shall constitute the unanimous written consent of the Company Shareholders under the RIBCA, approving the Merger in accordance with the plan, terms and conditions in this Agreement, and waiving any notice that may be required under the RIBCA.

2. Conversion and Exchange of Securities

2.1. Effect on Capital Stock. At the Effective Time and on the terms and subject to the conditions of this Agreement, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Company Shareholder:

(a) Conversion of Company Common Stock.

(i) At the Effective Time and by virtue of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount up to the Per Share Merger Consideration, payable to the holder thereof, without interest, upon the surrender of the certificate representing such share and otherwise subject to the terms of this Agreement and the Escrow Agreement. From and after the Effective Time, each converted share of Company Common Stock shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate representing each such share shall cease to have any rights with respect thereto, except the rights described in paragraph (a)(i) and as otherwise provided by applicable Legal Requirements.

(ii) At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Common Stock on the records of the Company.

(b) Cancellation. Each share of Company Common Stock owned by the Company as treasury stock or by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

(c) Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, and shall represent, one fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.2. The Merger Consideration.

(a) Subject to adjustment as set forth in Section 2.4(b), the “Merger Consideration” shall equal:

(i) $413,000,000, minus

(ii) the Incentive Unit Payment Amount, minus

(iii) the Phantom Stock Payment Amount, minus

(iv) the Seller Expenses.

(b) Payment Instructions. No later than three business days prior to the Closing, the Company shall provide to Parent a statement in writing which designates the accounts to which the payments set forth in this Section 2.2 shall be made (the “Payment Instructions”).

(c) Payments and Deliveries on the Closing Date. At the Effective Time, subject to paragraph (d) below, Parent will make (or cause to be made by the Surviving Corporation) the following payments and deliveries:

(i) on behalf of the Company, to such accounts designated in the Payment Instructions, by wire transfer of immediately available funds, the aggregate Incentive Unit Payment Amount minus one-half of the aggregate Incentive Payments allocable to participants in the Incentive Plan who have not delivered a Participant Release (such subtracted amount being referred to as the “Incentive Unit Holdback Amount”);

(ii) on behalf of the Company, to such accounts designated in the Payment Instructions, by wire transfer of immediately available funds, an amount in the aggregate Phantom Stock Payment Amount, minus one-half of the aggregate Phantom Stock Payments allocable to participants in the Phantom Stock Plans who have not delivered a Participant Release (such subtracted amount being referred to as the “Phantom Stock Holdback Amount”), minus the aggregate Allocable Portion of the Escrow Amount for each of the participants in the Phantom Stock Plans;

(iii) on behalf of the Company, to such accounts designated in the Payment Instructions, by wire transfer of immediately available funds, the amount of any Seller Expenses set forth on the list provided pursuant to Section 2.3(a);

(iv) to each Company Shareholder at the address designated in the Payment Instructions, by delivery of a Promissory Note with an aggregate principal amount equal to the aggregate Per Share Merger Consideration payable to such Company Shareholder with respect to the shares of Company Common Stock held by such Company Shareholder minus such Company Shareholder’s Allocable Portion of the Escrow Amount; and

(v) to the Escrow Account, by wire transfer of immediately available funds, the Escrow Amount.

(d) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from any of the payments to be made pursuant to clauses (i) and (ii) of paragraph (c) or otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of federal, state, local or foreign Legal Requirement with respect to Taxes. To the extent that amounts are so withheld by Parent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) Lost Certificates. In the event any certificate(s) representing shares of Company Common Stock shall have been lost, stolen or destroyed, Parent, prior to making any delivery of a Promissory Note to the applicable Company Shareholder pursuant to Section 2.2(c)(iv), shall be entitled to request and receive an affidavit of that fact by such Company Shareholder in form reasonably satisfactory to the Parent and require the owner of such lost, stolen or destroyed certificates to deliver an agreement of indemnification, in form reasonably satisfactory to Parent, against any claim that may be made against Parent or the Surviving Corporation with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

(f) Escrow. At the Effective Time, Parent shall deliver, or cause to be delivered $40,000,000 (the “Escrow Amount”) to The Capital Trust Company of Delaware/CSC, or such other escrow agent mutually agreed to by Parent and the Representative (the “Escrow Agent”), as Escrow Agent under an Escrow Agreement to be entered into on the Closing Date by and among Parent, the Company, the Representative and the Escrow Agent, in the form attached hereto as Exhibit B (the “Escrow Agreement”), for deposit into an account (the “Escrow Account”) established pursuant to the Escrow Agreement.

2.3. Pre-Closing Deliveries. No later than three business days prior to the Closing Date, the Company will provide to Parent:

(a) a list setting forth the amount of the unpaid fees, expenses and other similar amounts arising from the provision of services prior to the Closing that have been or are expected to be incurred on or prior to the Closing Date by the Company or any of its Subsidiaries, whether on behalf of the Company, any such Subsidiary or the Company Shareholders in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Merger and the other transactions contemplated hereby (together with invoices therefor, wire transfer instructions for such Persons and an acknowledgement that such invoice represents a final bill for services provided by such Person to and including the Closing), including the following (i) the fees and disbursements of, or other similar amounts charged by counsel to the Company and/or the Parties of Interest, including those of Paul, Hastings, Janofsky & Walker LLP, Goldenberg & Muri LLP, and Adler Pollock & Sheehan LLP, (ii) the fees and expenses of, or other similar amounts charged by, any accountants (including PricewaterhouseCoopers LLP), agents, financial advisors (including Sonenshine Pastor Advisors LLC), consultants and experts employed by the Company or the Company Shareholders, (iii) the initial acceptance fee to be paid to the Escrow Agent on the Closing Date, and (iv) out-of-pocket expenses, if any, of the Company or the Company Shareholders (the actual amount of any and all expenses set forth in this paragraph (a), including those expenses referred to in clauses (i) through (iv) above, are collectively referred to as the “Seller Expenses”); provided, however, that any unpaid fees and expenses of the Company’s accountants incurred in connection with the audit contemplated by Section 6.8 shall not be considered Seller Expenses;

(b) a statement with reasonable detail setting forth (i) the calculation of the aggregate amount (the “Incentive Unit Payment Amount”) payable to participants in the Company’s Incentive Unit Award Plan (the “Incentive Plan”) in connection with the consummation of the Merger, the termination of the Incentive Plan at the Effective Time and the redemption and cancellation of any awards outstanding thereunder, (ii) the name of each Person who is a participant in the Incentive Unit Award Plan, (iii) the specific amount (collectively, the “Incentive Payments”) allocable to each such Person, (iv) the amount of any withholding for taxes to be made in connection with each such Incentive Payment, (iv) with respect to each such Person, whether or not such Person has delivered a Participant Release, (v) with respect to each such Person, the amount to received by such Person on the Closing Date in accordance with Section 2.2(c)(i), and (vi) with respect to each such Person, such Person’s allocable portion of the Incentive Unit Holdback Amount;

(c) a statement with reasonable detail setting forth (i) the calculation of the aggregate amount (the “Phantom Stock Payment Amount”) payable to participants in the Company’s Phantom Stock Plan for Senior Management Employees, Phantom Stock Plan for United States Managers and Key Headquarters Personnel and Phantom Stock Plan for International Managers (collectively, the Company’s phantom stock plans are the “Phantom Stock Plans”) in connection with the consummation of the Merger, the termination of the Phantom Stock Plans at the Effective Time and the redemption and cancellation of any awards outstanding thereunder, (ii) the name of each Person who is a participant in one or more of the Phantom Stock Plans, (iii) the specific amount (collectively, the “Phantom Stock Payments”) allocable to each such Person, (iv) the amount of any withholding for taxes to be made in connection with each such Phantom Stock Payment, (v) each such Person’s Allocable Portion of the Escrow Amount, (vi) with respect to each such Person, whether or not such Person has delivered a Participant Release, (vii) with respect to each such Person, the amount to be received by such Person on the Closing Date in accordance with Section 2.2(c)(ii), and (viii) with respect to each such Person, such Person’s allocable portion of the Phantom Stock Holdback Amount;

(d) a schedule, to be attached as Schedule I hereto, setting forth the following information with respect to each Company Shareholder: (a) such Person’s Allocable Portion of the Merger Consideration; (b) such Person’s Allocable Portion of the Escrow Amount; (c) the aggregate principal amount of the Promissory Note to be delivered to such Person on the Closing Date in accordance with Section 2.2(c)(iv), and (d) the mailing address of such Person; and

(e) a schedule, to be attached as Schedule II hereto, setting forth the following information with respect to each Subject Party of Interest: (a) such Person’s Allocable Portion of the Supplemental Indemnity Amount, and (b) the mailing address of such Person.

2.4. Adjustments.

(a) The parties have contemplated that the Working Capital as of the Effective Time (the “Closing Working Capital”) will be zero. As used in this Section 2.4, “Working Capital” means, as of the Effective Time, the amount which represents (i) certain current assets (excluding cash and cash equivalents) minus (ii) the sum of (A) certain current liabilities (including the Participant Deferral Liability, if any) and (B) long-term Indebtedness (net of any portion included as a current liability), plus (iii) cash and cash equivalents, in each case, of the Company and its Subsidiaries, on a consolidated basis, calculated using the methodology set forth on Schedule 2.4 hereto and as would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, consistent with past practice of the Company and the preparation of the Most Recent Balance Sheet and the Audited Financial Statements.

(b) No later than three business days prior to the Closing Date, the Company shall, in consultation with Parent, prepare and deliver to Parent and the Representative an estimated consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time (the “Estimated Closing Balance Sheet”), together with an estimated consolidated statement of income of the Company and its Subsidiaries for the period from January 1, 2005 to the Effective Time, a written statement setting forth in reasonable detail its estimate of the Closing Working Capital (the “Estimated Working Capital”), and any appropriate supporting documentation reasonably requested by Parent. The Estimated Closing Balance Sheet and the calculation of the Estimated Working Capital will be prepared in accordance with GAAP, consistent with past practice of the Company and the preparation of the Most Recent Balance Sheet and the Audited Financial Statements, except for the absence of footnotes and an auditors’ report. The Merger Consideration payable at the Closing shall be (i) increased on a dollar-for-dollar basis by the amount, if any by which the Estimated Working Capital is greater than zero and (ii) reduced on a dollar-for-dollar basis by the amount, if any, by which the Estimated Working Capital is less than zero (such adjustment to the Merger Consideration being the “Estimated Working Capital Adjustment”).

(c) Within 120 days after the Effective Time, or such later time as may be required to complete the audit, Parent shall present to the Representative an audited consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time (the “Initial Closing Balance Sheet”), together with an audited consolidated statement of income of the Company and its Subsidiaries for the period from January 1, 2005 to the Effective Time, a written statement setting forth in reasonable detail its determination of the Closing Working Capital (the “Initial Calculation”), and any appropriate supporting documentation reasonably requested by the Representative. The Initial Closing Balance Sheet and the Initial Calculation will be prepared in accordance with GAAP, consistent with past practice of the Company and the preparation of the Most Recent Balance Sheet and the Audited Financial Statements. In connection with their review of the Initial Calculation, the Representative’s respective accountants, counsel and other representatives shall have: (i) reasonable access to all of the Company’s and its Subsidiaries’ properties, books, Contracts, records and personnel related to such determination and (ii) reasonable access to all other information concerning such determination.

(d) The Initial Closing Balance Sheet and the Closing Working Capital as initially determined by Parent pursuant to the Initial Calculation will be final, conclusive and binding on the parties upon the earlier of (i) the date the Representative provides written notice to Parent of its acceptance of the Initial Closing Balance Sheet and the Closing Working Capital as initially determined by Parent pursuant to the Initial Calculation and (ii) May 31, 2006. Notwithstanding the foregoing, at any time prior to the dates specified in clauses (i) and (ii) above, the Representative may provide Parent a written notice (a “Dispute Notice”) setting forth a detailed explanation of those items in the Initial Closing Balance Sheet and the Initial Calculation that the Representative disputes and a written statement, with reasonable detail to the extent possible, of what the Representative believes is the correct consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date and the correct calculation of the Closing Working Capital. Upon delivery of a Dispute Notice, Parent and the Representative will attempt to resolve such disputed items in good faith. In the event Parent and the Representative do not agree upon the amount of the Closing Working Capital within 30 days after the delivery of a Dispute Notice, then either party shall, upon providing written notice (a “Settlement Notice”) to the other party, have the right to refer the resolution of any remaining disputed items to KPMG LLP, or, if such firm refuses the engagement, such other nationally recognized independent accounting firm to be mutually agreed upon (the “Settlement Accountants”) by Parent and the Representative; provided, that in the event that Parent and the Representative shall have not agreed upon a firm to be the Settlement Accountants within 15 days of the issuance of a Settlement Notice, the Settlement Accountants shall be chosen in accordance with the Commercial Arbitration Rules of the American Arbitration Association. If any items are submitted to the Settlement Accountants for resolution: (i) each party will furnish to the Settlement Accountants and the other party such work papers and other documents and information relating to the disputed items as the Settlement Accountants or such other party may reasonably request that are available to that party or parties, or its or their independent public accountants, and will be afforded the opportunity to present to the Settlement Accountants any material relating to the determination and to discuss the determination with the Settlement Accountants; (ii) the Settlement Accountants shall consider only those items in the Dispute Notice as to which the Parent and Representative have disagreed; and (iii) Parent and the Representative each agree to use its commercially reasonable efforts to cause the Settlement Accountants to reach a resolution of such disputed items and a revised determination of the Closing Working Capital based on such resolution (which determination will be delivered in writing to both Parent and the Representative) not more than 30 days after such referral. The Settlement Accountants’ determination of the Closing Working Capital shall be final, conclusive and binding on the parties, not subject to appeal or any proceeding of any type brought by any party absent fraud or manifest error.

(e) Promptly, and in any event no later than the fifth business day after the final determination of the Closing Working Capital in accordance with paragraphs (c) and (d) above:

(i) if the Closing Working Capital is less than the Estimated Working Capital, the amount of such difference will be paid in cash by the Company Shareholders (on a several, but not joint, basis, in each case, based on such Company Shareholder’s proportional share of such amount as determined by such Company Shareholder’s Allocable Portion of the Merger Consideration), to the Surviving Corporation by wire transfer in immediately available funds to an account designated in writing by Parent to the Representative; and

(ii) if the Closing Working Capital is more than the Estimated Working Capital, the amount of such difference will be paid in cash by Parent to the Company Shareholders, in each case, based on such Company Shareholder’s proportional share of such amount as determined by such Company Shareholder’s Allocable Portion of the Merger Consideration, by wire transfer in immediately available funds to the accounts designated in the Payment Instructions, or in the case of each Company Shareholder, such account as is designated by such Company Shareholder in writing to Parent prior to the date of such payment.

(f) Each party shall pay its own costs and expenses incurred in connection with the determination of the Closing Working Capital and other documentation to be delivered pursuant to this Section 2.4; provided, that the costs of any audit of the Initial Closing Balance Sheet will be paid solely by Parent; provided, further, that the fees and expenses of the Settlement Accountants shall be borne equally by Parent, on the one hand, and the Company Shareholders, on the other hand. Any payment required to be made pursuant to paragraph (e) above shall bear interest at a rate per annum equal to the rate publicly quoted from time to time by the Wall Street Journal as “1-month LIBOR” plus 100 basis points calculated from and after the Closing Date.

2.5. Taking of Necessary Action; Further Action. Each of Parent, Merger Sub, the Company and the Company Shareholders will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation full right, title, interest and possession to and under all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation will be fully authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other such lawful and necessary actions.

3. Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Sub, subject to the exceptions provided in the Disclosure Schedule to this Agreement furnished by the Company to Parent with this Agreement, with specific references in such Disclosure Schedule to the Sections hereof to which such exceptions relate (the “Disclosure Schedule”) as follows:

3.1. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Rhode Island and Providence Plantations and each of the Subsidiaries is a corporation, limited liability company or other business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and has full power and authority to conduct its business as currently conducted. Each of the Company and each Subsidiary of the Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it require such qualification, except for such failures to be so duly qualified and in good standing that would not have a Material Adverse Effect.

3.2. Capitalization and Ownership of Shares.

(a) The authorized capital stock of the Company (immediately prior to the Closing) consists of 1,000 shares of Company Common Stock, of which, as of the date of this Agreement, 83.85 shares are issued and outstanding. Section 3.2(a) of the Disclosure Schedule identifies the name of each holder of the Company Common Stock together with the number of shares held by each such holder. The Company holds no shares of its capital stock in its treasury. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth in Section 3.2(b)(i) of the Disclosure Schedule, there are no issued or outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) subscriptions, warrants, options or other rights (contingent or otherwise) to purchase or acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). Except as set forth in Section 3.2(b)(ii) of the Disclosure Schedule, neither the Company nor its Subsidiaries have any obligation (whether written, oral, contingent or otherwise) (i) to issue any Company Securities or to issue or distribute to holders of any Company Securities any evidences of indebtedness or assets of the Company or its Subsidiaries, or (ii) to purchase, redeem or otherwise acquire any shares of its capital stock, Company Securities, or any interest therein or to pay any dividend or make any other distribution in respect thereof. All of the issued and outstanding shares of capital stock of the Company and its Subsidiaries have been offered, issued and sold by the Company in compliance with applicable federal and state securities laws and not in violation of any preemptive rights of any Person.

(c) Except as set forth in Section 3.2(c) of the Disclosure Schedule (which schedule sets forth the name of the debtor and creditor with respect to any outstanding Indebtedness of the Company or any of its Subsidiaries, the principal amount of such Indebtedness, the interest rate, the maturity date, and any collateral securing such Indebtedness), the Company and its Subsidiaries have no Indebtedness.

3.3. Subsidiaries; Predecessors.

(a) A true, complete and correct list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation of each Subsidiary and the authorized capitalization of each Subsidiary is attached hereto as Section 3.3(a) of the Disclosure Schedule. All of the outstanding capital stock or other voting securities of each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Liens (except for limitations on transfer imposed by federal, state or foreign securities laws applicable to such capital stock) and each share of such stock is validly issued, fully paid and non-assessable. Except as set forth in Section 3.3(a) of the Disclosure Schedule, there are no issued or outstanding (i) shares of capital stock or other voting securities of any Subsidiary, (ii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company or (iii) subscriptions, warrants, options or other rights (contingent or otherwise) to purchase or acquire from any Subsidiary of the Company, and no obligation of the Company or any Subsidiary of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”).

(b) Other than the Subsidiaries set forth in Section 3.3(a) of the Disclosure Schedule, the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person.

(c) Section 3.3(c) of the Disclosure Schedule sets forth a list of (i) any Person that has ever merged with or into the Company or any Subsidiary, (ii) any Person a majority of whose capital stock (or similar outstanding ownership interests) or equity interests has ever been acquired by the Company or any Subsidiary, (iii) any Person all or substantially all of whose assets has ever been acquired by the Company or any Subsidiary and (iv) any prior names of the Company, any Subsidiary, or any Person described in clauses (i) through (iii).

3.4. Certain Agreements. Except as set forth in Section 3.4 of the Disclosure Schedule, there are no Contracts between the Company or its Subsidiaries and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including, without limitation, rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the capital stock of the Company or its Subsidiaries.

3.5. Authority for Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, the Escrow Agreement and each instrument required hereby to be executed and delivered at the Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement, the Escrow Agreement and each instrument required hereby to be executed and delivered at the Closing and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and shareholder action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and general principles of equity (regardless of whether enforcement is considered in proceeding in equity or at law). The Escrow Agreement will be duly and validly executed and delivered by the Company prior to the Effective Time and, assuming the due authorization, execution and delivery by the other parties thereto, will at such time constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and general principles of equity (regardless of whether enforcement is considered in proceeding in equity or at law).

(c) The execution and delivery of this Agreement and the Escrow Agreement by the Company, the compliance with the provisions hereof and thereof by the Company and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate the Company’s Articles of Incorporation or by-laws or the equivalent constituent documents of any Subsidiary of the Company, each as amended to date and currently in effect, (ii) except as set forth in Section 3.5(c) of the Disclosure Schedule, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Company or any Subsidiary of the Company is entitled under, any Contract required to be disclosed pursuant to Section 3.12, Permit, Lien or other interest to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound or to which their respective assets are subject, (iii) result in the creation or imposition of any Lien upon any assets of the Company or any Subsidiary of the Company or (iv) except as referred to in Section 3.6, will not violate any Legal Requirement applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets, except in the case of (ii), (iii) or (iv) above, where such conflict, breach, default or other violation would not have a Material Adverse Effect.

3.6. Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any United States federal, state, municipal or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), (collectively, “Governmental Authorities”) is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Escrow Agreement or the consummation of the Merger and other transactions contemplated hereby or thereby, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Rhode Island and Providence Plantations, (ii) appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (iii) such filings and authorizations as may be required under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or similar Legal Requirements in Austria and Germany.

3.7. Financial Statements. Attached hereto as Section 3.7 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2002 and December 31, 2003 and the related audited consolidated statements of income, cash flow and changes in shareholders’ equity for the corresponding years then ended including the notes thereto and the related auditors reports (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2004 (the “Most Recent Balance Sheet”) and related unaudited consolidated statements of income, cash flow and changes in shareholders’ equity for the year then ended (collectively, the “Unaudited Financial Statements”), in each case prepared in accordance with GAAP, consistently applied throughout the periods presented, except in the case of the Unaudited Financial Statements, for the absence of footnotes and an auditors’ report. Except as set forth on Section 3.7 of the Disclosure Schedule, the Financial Statements are complete and correct, in all material respects, are in accordance with the books and records of the Company and its consolidated Subsidiaries and present fairly the consolidated financial condition and results of operations of the Company and its Subsidiaries, as at the dates and for the periods indicated except as otherwise noted therein. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to comply in all material respects with the legal and accounting requirements applicable to the Company and its Subsidiaries.

3.8. Absence of Changes. Since the date of the Most Recent Balance Sheet, and except as set forth in Section 3.8(i) of the Disclosure Schedule, there has been no change in the business, condition (financial or otherwise), or results of operations of the Company or its Subsidiaries, other than changes occurring in the ordinary course of business consistent with past practices (which such ordinary course changes have not, individually or in the aggregate, had a Material Adverse Effect). Without limiting the generality of the foregoing, since the date of the Most Recent Balance Sheet, and except as set forth in Section 3.8(ii) of the Disclosure Schedule, neither the Company nor its Subsidiaries have taken any action that would have required the consent of Parent pursuant to Section 6.1 had such action occurred after the date of this Agreement or entered into any agreement to do any of the foregoing, other than actions in the ordinary course of business consistent with past practices (which such ordinary course changes have not, individually or in the aggregate, had a Material Adverse Effect).

3.9. Absence of Undisclosed Liabilities. Except as set forth in Section 3.9 of the Disclosure Schedule or the Most Recent Balance Sheet and other than liabilities created by this Agreement or the transactions contemplated hereby, neither the Company nor any of its Subsidiaries has any liability of any kind (whether known or unknown, whether accrued, absolute, contingent, matured or unmatured) that is or would have been required to be reflected in, reserved against, or otherwise described on a balance sheet or in the notes thereto in accordance with GAAP and has not been so reflected, except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities under this Agreement and (c) liabilities which have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business consistent with past practices (which such ordinary course liabilities have not, individually or in the aggregate, had a Material Adverse Effect).

3.10. Taxes. Except as set forth on Section 3.10 of the Disclosure Schedule:

(a) The Company and its Subsidiaries have properly and timely filed or caused to be filed all Tax Returns which are required to be filed by or on behalf of them for all years and periods for which such Tax Returns have become due except where the failure to file such Tax Returns would not have a Material Adverse Effect. Such Tax Returns are true, correct and complete in all material respects and all Taxes due and payable by the Company and its Subsidiaries with respect to all years and periods have been timely paid to the appropriate taxing authority, provided that to the extent such Taxes have not been paid, adequate reserves have been provided for in the Estimated Closing Balance Sheet. Neither the Company nor any Subsidiary has commenced activities in any jurisdiction which will result in an initial filing of any Tax Return with respect to Taxes imposed by a taxing authority that it had not previously been required to file in the immediately preceding taxable period.

(b) The Company and its Subsidiaries have withheld or collected from each payment made to their employees or other Persons the amount of all Taxes required to be withheld or collected therefrom and have paid all such amounts to the appropriate taxing authorities when due.

(c) No federal, state, local or foreign income or other material Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service or other taxing authority.

(d) No Tax audits or other administrative proceedings or court proceedings are currently pending with regard to any Taxes for which the Company or any of its Subsidiaries would be liable, and no deficiency for any such Taxes has been proposed, asserted or assessed or, to the knowledge of the Company or any of its Subsidiaries, threatened pursuant to any examination of the Company or any of its Subsidiaries by a taxing authority with respect to any period.

(e) Neither the Company nor any of its Subsidiaries has executed or entered into (or prior to the Closing Date will execute or enter into) (A) with the Internal Revenue Service or any other taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessments or collection of any Taxes for which the Company or any of its Subsidiaries would be liable or (ii) a closing agreement pursuant to Section 7121 of the Internal Revenue Code, or any predecessor provision thereof or any similar provision of state, local or foreign income tax law that relates to the assets or operations of the Company or any of its Subsidiaries, or (B) any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.

(f) To the Knowledge of the Company and its Subsidiaries, no claim has ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries is a party to, bound by or obligated under any Tax allocation or sharing, indemnification or similar agreement. Neither the Company nor any Subsidiary has any liability for the Taxes of any person under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or by contract.

(g) The Company is and has been a valid S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since the tax year beginning February 1, 1987 and the Company will be an S corporation up to and including the Closing Date. Section 3.10 of the Disclosure Schedule (i) lists all the states and localities with respect to which the Company has filed any corporate, income and/or franchise Tax Returns and (ii) sets forth whether the Company is treated as the equivalent of an S corporation by or with respect to each such state and/or locality. The Company will not be liable for any tax under Section 1374 of the Code or analogous provisions of state or local law (the “1374 Tax”) in connection with the transactions contemplated by this Agreement. The Company has not, in the past 10 years, (i) acquired assets from another corporation in a transaction in which the Company’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(h) Neither the Company nor any Subsidiary has made or agreed to make, and is not required to make, any change in method of accounting of the Company or any Subsidiary which would require the Company or any Subsidiary to make an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision). There is no application pending with any taxing authority requesting permission for the Company or any Subsidiary to make any change in accounting method and neither the Company nor any Subsidiary has received any written notice that a taxing authority proposed to require such change in method of accounting.

(i) Neither the Company nor any Subsidiary has participated, within the meaning of Treasury regulation Section 1.6011-4(c) in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder or comparable provision of state law, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury regulations promulgated thereunder or comparable provision of state law, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury regulations promulgated thereunder or comparable provision of state law.

(j) There are no material liens for Taxes upon the assets of the Company or any Subsidiary, except for liens arising as a matter of law relating to current Taxes not yet due.

3.11. Property.

(a) Neither the Company nor any Subsidiary of the Company owns any real property.

(b) Each of the leases for real property of the Company or its Subsidiaries is identified in Section 3.11(b) of the Disclosure Schedule. The Company or its Subsidiaries have sole and exclusive, good and marketable title to, or, in the case of leases of properties and assets, a valid leasehold interest in, all of their material properties and assets (whether real, personal, tangible or intangible (other than the Company Intellectual Property), including, without limitation, all such properties and assets reflected in the Most Recent Balance Sheet or acquired after the date of the Most Recent Balance Sheet, and none of such properties is subject to any Lien. The properties and assets of the Company (other than the Company Intellectual Property) are adequate for the conduct of the Company’s business as presently conducted and have been maintained in accordance with normal industry practice. Such properties and assets, on an aggregate basis, are in good working order and operating condition (normal wear and tear excepted) and have no material defects (whether patent or latent). None of the real property leased by the Company or its Subsidiaries is sub-leased to any other Person.

(c) Section 3.11(c) of the Disclosure Schedule sets forth the annual rent and duration of all leases for real property located outside the United States used in the operation of the business of the Company and its Subsidiaries.

3.12. Contracts. Except as described on Section 3.12 of the Disclosure Schedule, neither the Company nor its Subsidiaries are a party to, subject to or otherwise bound by:

(a) any Contract or series of related Contracts which requires aggregate future capital expenditures by the Company or any of its Subsidiaries in excess of $500,000 per annum or which provides for aggregate payments to the Company or any of its Subsidiaries in excess of $500,000 per annum;

(b) any Contract for the purchase, sale or lease of any commodity, product, material, supplies, equipment or other personal property, other than purchase or sale orders entered into in the ordinary course of business consistent with past practices;

(c) any distributor, reseller, manufacturer’s representative, sales representative, marketing or similar Contract;

(d) any Contract with respect to any Third Party Component;

(e) any Contract with any Related Party, including, without limitation, any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to or from, any Related Party, other than Contracts for the payment of salaries to employees of the Company or a Subsidiary in the ordinary course of business consistent with past practices;

(f) any Contract under which the Company or any of its Subsidiaries is restricted from carrying on any business or other services, in the use of any Intellectual Property or from competing with any Person anywhere in the world or which would so restrict the Company or any of its Subsidiaries after the Closing Date;

(g) any loan agreement, indenture, note, bond, debenture or any other document or Contract evidencing Indebtedness to any Person, any capitalized lease obligation, or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or liabilities of any other Person;

(h) any Contract for the disposition of the Company’s or any of its Subsidiaries’ business or assets with a value in excess of $100,000 (including the assumption of any indebtedness) (whether by merger, sale of stock, sale of assets or otherwise);

(i) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(j) any Contract concerning a partnership, joint venture, joint development or other similar arrangement with one or more Persons;

(k) any hedging, futures, options or other derivative Contract; or

(l) any Contract (other than this Agreement) creating any obligation with respect to the payment of any fee, severance, retention, bonus or other similar payment to any Person in connection with the Company entering into this Agreement or the consummation of any of the transactions contemplated hereby.

Each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 3.12, each real property lease disclosed in the Disclosure Schedule or required to be disclosed pursuant to Section 3.11, and each other Contract to which the Company or its Subsidiaries are a party or otherwise bound relating to any Intellectual Property that is material to the business of the Company and its Subsidiaries, is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and none of the Company, its Subsidiaries nor, to the Knowledge of the Company and its Subsidiaries, any other party thereto is in default or breach in any material respect under the terms of any such Contract or real property lease (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default). True and complete copies of each such Contract and real property lease (other than leases for real property located outside the United States) have been delivered or made available to Parent.

3.13. Benefit Plans.

(a) For purposes of this Section 3.13, the term “Plan” means any of the following that is maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or under which the Company or any of its Subsidiaries directly or indirectly provides payments or benefits to one or more employees or former employees of, or current or former consultants or other service providers to, the Company or any of its Subsidiaries or to any beneficiary of any of the foregoing: an employee benefit plan (as defined in Section 3(3)

of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); a plan, policy, agreement or arrangement that would be an employee benefit plan (as so defined) but for the fact that it benefits non-employee service providers; and/or any other deferred compensation, incentive, severance, insurance, welfare, stock option, other stock-based or phantom stock-based, fringe-benefit or other benefit plan, policy, agreement or arrangement of any kind or description, whether or not reduced to writing. Section 3.13(a) of the Disclosure Schedule includes a true and complete list of all Plans subject to the laws of the United States and a description of all Foreign Benefit Plans. Except as set forth on Section 3.13(a) of the Disclosure Schedule, the Company has provided to Parent a complete copy of each Plan that has been reduced to writing, together with all amendments, a written summary of the material terms of each Plan that has not been reduced to writing, and, in the case of each Plan, a true and complete copy of each of the following that exists and relates to such Plan: each trust or other funding arrangement; each insurance contract; each administrative services agreement and recordkeeping agreement; each summary plan description or similar summary, together with all summaries of material modifications and other amendments; the most recent determination letter or opinion letter received from the Internal Revenue Service (the “IRS”); the three most recently filed Form 5500 Series annual reports, together with all schedules, attachments, and related opinions; and any correspondence from or to the IRS, the Department of Labor, or other government department or agency relating to an audit or penalty assessment or to requested relief from any liability or penalty relating to any Plan.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, each Plan has been administered in all material respects in compliance with its terms and with applicable law, including the Code. Without limiting the generality of the foregoing, to the Knowledge of the Company and its Subsidiaries, (i) no non-exempt “prohibited transaction” as defined in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Plan subject to ERISA, and (ii) no event has occurred nor does any fact exist that could reasonably be expected to give rise to a liability under Title I or Title IV of ERISA, or to an excise tax under Chapter 43 of the Code, with respect to any Plan. Each Plan that is intended to qualify under Section 401(a) of the Code et seq. has received from the IRS a determination letter or opinion so stating; and there are no facts that could reasonably be expected to have an adverse effect on such qualification.

(c) Neither the Company nor any of its Subsidiaries maintains or contributes to, or has ever maintained or been required to contribute to, any single employer plan (as such term is defined in Section 4001(b) of ERISA) subject to Title IV of ERISA or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), nor has any of them incurred any liability, including, without limitation, withdrawal liability, with respect to any such plan.

(d) No Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(e) Except as set forth in Section 3.13(e) of the Disclosure Schedule, the Company has made or will accrue prior to the Closing Date all payments and contributions (including, without limitation, insurance premiums) due and payable as of the Closing Date to each Plan as required to be made under the terms of such Plan and applicable law.

(f) There are no actions, suits, arbitrations or claims (other than routine claims for benefits by employees or by beneficiaries or dependents of such employees arising in the normal course of operation of a Plan) pending, or to the Knowledge of the Company and its Subsidiaries, threatened, with respect to any Plan or any fiduciary or sponsor of a Plan with respect to their duties under such Plan or the assets of any trust under any such Plan.

(g) The Company and its Subsidiaries have complied in all material respects with the health care continuation requirements of Section 601 et. seq. of ERISA with respect to employees and their spouses, former spouses and dependents.

(h) Neither the Company nor any of its Subsidiaries has any obligations under any Plan to provide post-retirement medical or other welfare benefits to any employee or any former employee of the Company or any of its Subsidiaries or to any other person, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or under applicable state law.

(i) Except for the satisfaction of such advance notice periods as may be imposed by law, each Plan (other than individual agreements) may be terminated, suspended, amended and/or curtailed at any time, as to the continuation or accrual of future benefits, without the consent of any participant or beneficiary.

(j) Without limiting the generality of (b) through (i) above, with respect to each Plan that is subject to the laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Foreign Benefit Plan”): (i) all contributions of the Company, its Subsidiaries and employees of the Company and its Subsidiaries to each Foreign Benefit Plan required by any Legal Requirement or by the terms of such Foreign Benefit Plan have been made, or if, applicable accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for benefit obligations under any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to reasonable actuarial assumptions and no transaction contemplated by this Agreement shall cause such assets, reserve or insurance obligations to be less than such benefit obligations, and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(k) Except as set forth in Section 3.13(k) of the Disclosure Schedule there are no issued or outstanding stock rights, stock appreciation rights, phantom stock awards, restricted stock awards, dividend equivalent awards, or other stock-based awards or similar rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to, or valued by reference to, the dividends paid on the capital stock of any Subsidiary of the Company.

3.14. Intellectual Property; Software.

(a) Section 3.14(a) of the Disclosure Schedule sets forth true, complete and correct lists of the following categories of all Intellectual Property belonging to the Company or to its Subsidiaries and used in or necessary for the conduct of the business of the Company and each of its Subsidiaries, as currently conducted: (i) all patents and pending patent applications; (ii) all trademark registrations (including, without limitation, Internet domain registrations) and pending applications; and (iii) all the Proprietary Products. The Company has the full right to prosecute all pending applications for Intellectual Property set forth on Section 3.14(a) of the Disclosure Schedule. The Company has the full and sole right to sell, license, transfer, convey, use, and otherwise exploit all Intellectual Property set forth on Section 3.14(a) of the Disclosure Schedule, free and clear of all Liens.

(b) Section 3.14(b) of the Disclosure Schedule set forth a true, complete and correct list of all Third Parties Components, Third Party Distributed Products and material Licensed Intellectual Property, including their licensors other than “off the shelf” products that are generally available to the public on standard terms and conditions. Except for the Third Parties Components, the Company or its Subsidiaries (i) have a valid copyright in the Proprietary Products and the Proprietary Products are original works of authorship or derivative works; (ii) own or have the fully paid irrevocable rights to distribute copies of, license, transfer, assign, use, and otherwise exploit all of the Proprietary Products in the manner currently conducted in the business of the Company and its Subsidiaries, free and clear of all Liens or licenses (other than non-exclusive licenses granted to customers in the ordinary course of business); and (iii) own the entire right, title and interest in any Intellectual Property that attached to, or subsisted in, the Proprietary Products as a result of their development by or for the Company or its Subsidiaries, free and clear of all Liens or licenses (other than non-exclusive licenses granted to customers in the ordinary course of business). The Proprietary Products do not and will not infringe or misappropriate any Intellectual Property of any third party. Neither the Company nor any Subsidiary has received notice of any such claim of infringement or misappropriation (including any invitation to license or cease using any Intellectual Property). The development, support, maintenance, and distribution of the Proprietary Products does not and will not, as currently conducted, breach any covenant, confidentiality agreement or other agreement of the Company or its Subsidiaries. Neither the Company nor any Subsidiary is obligated to support or maintain any of the Proprietary Products without receiving a periodic payment to the Company for such services. When delivered to customers by the Company, the Proprietary Products did not contain any shutdown device, virus, lock, worm, or any other code or device designed to stop their operation or erase or alter data or programs without the intervention of the user, except for commercially reasonable devices (such as encrypted license keys) designed to restrict access to authorized users for the duration of the license.

(c) All licenses granted to the Company for use of the Licensed Intellectual Property are valid, enforceable and, except as set forth in Section 3.14(c) of the Disclosure Schedule, will not be terminated by the transactions contemplated by this Agreement. All such licenses permit the use (including distribution) made by the Company or its Subsidiaries of the relevant Licensed Intellectual Property as used in or necessary for the conduct of the business of the Company and each of its Subsidiaries, as currently conducted. Neither the Company nor the Subsidiaries are in breach of any agreement related to the Licensed Intellectual Property.

(d) To the Knowledge of the Company, in running its service activity, the Company and/or its Subsidiaries do not (and have not) infringe(d) or misappropriate(d) any Intellectual Property of any third party, nor do they (or have they) breach(ed) any covenant, confidentiality agreement or other agreement of the Company or its Subsidiaries. The Company and/or its Subsidiaries own, or have the valid right to use, all Intellectual Property used in the business of the Company and its Subsidiaries as currently conducted and, except as set forth in Section 3.14(d) of the Disclosure Schedule, such rights will not be affected by the transactions contemplated by this Agreement.

(e) The Company or its Subsidiaries are in material compliance with all Legal Requirements (including payment of filing, examination and maintenance fees) relating to the registered Intellectual Property set forth on Section 3.14(a). None of it has expired or been cancelled or abandoned.

(f) There is no pending or, to the Knowledge of the Company and its Subsidiaries, threatened (and at no time within the two years prior to the date of this Agreement has there been pending any) material suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal or in any jurisdiction challenging the ownership, validity, enforceability or registerability of any of the Intellectual Property set forth on Section 3.14(a), or the Company’s or its Subsidiaries’ use of the Licensed Intellectual Property. Except as set forth on Section 3.14(f) of the Disclosure Schedule, neither the Company nor its Subsidiaries are a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders resulting from suits, actions or similar legal proceedings which permit third parties to use any of the Intellectual Property set forth on Section 3.14(a) or restrict the Company’s or any Subsidiary’s use of the Licensed Intellectual Property.

(g) To the Knowledge of the Company, except for the Intellectual Property set forth on Section 3.14(a), the Licensed Intellectual Property, methods and processes in the public domain and unregistered copyrights and trades secrets owned by the Company, there is no other Intellectual Property necessary in order to manufacture, assemble, test, operate, license, or support the Proprietary Products.

(h) The Company and its Subsidiaries have taken reasonable measures to protect the proprietary nature of all confidential information included in the Intellectual Property set forth on Section 3.14(a) of the Disclosure Schedule or the Licensed Intellectual Property that are material to the business of the Company and its Subsidiaries as currently conducted. No intellectual property misappropriation, infringement, dilution or violation suits, arbitrations or other adversarial proceedings have been brought before any court, government agency or arbitral tribunal against any third party by the Company or its Subsidiaries which remain unresolved. Other than pursuant to a written nondisclosure agreement, to the Knowledge of the Company and its Subsidiaries, there has been no disclosure to any third party of any material confidential information or trade secrets related to any Proprietary Product.

(i) All employees of the Company and its Subsidiaries who have made material contributions to the development of any Proprietary Product have signed confidentiality and assignment of proprietary rights agreements substantially in one or more of the forms attached to Section 3.14(i) of the Disclosure Schedule. All consultants and independent contractors who have made material contributions to the development of any Propriety Product have signed confidentiality agreements similar to those so signed by employees of the Company and have assigned to the Company or one or more of its Subsidiaries all of their right, title and interest in and to the portions of such Proprietary Product developed by them in the course of their work or have granted irrevocable fully paid licenses to the Company or one or more of its Subsidiaries for the life of the Intellectual Property licensed. Assignments of the U.S, patents and patent applications listed in Section 3.14(a) of the Disclosure Schedule to the Company or one or more of its Subsidiaries have been duly executed and filed with the United States Patent and Trademark Office.

(j) The Company, directly or through its Subsidiaries, is in actual possession of or has necessary control over: (i) the source code and object code and all related materials for each computer program included in Proprietary Products; and (ii) the object code and, to the extent required for the use of the Software as currently used in the business of the Company or as currently offered to the Company’s customers or potential customers, the source code, for each computer program included in the Licensed Intellectual Property. The Company, directly or through its Subsidiaries, is in possession of or has necessary control over all documentation (including, without limitation, all related engineering specifications, program flow charts, installation and user manuals) and know-how required for the use, development, support or maintenance of the Software as currently used, or that is being designed and/or developed, by the Company or as currently offered to the Company’s customers or potential customers.

(k) Except as set forth on Section 3.14(k) of the Disclosure Schedule, neither the Company nor its Subsidiaries have granted or are obligated to grant access to any third party to any of its source code (including, without limitation, any conditional right to access or any escrow arrangement for the storage and conditional release of any of its source code).

(l) None of the Proprietary Products constitutes or is derived from any open source computer code which requires any portion of the Proprietary Product code other than that open source computer code to be distributed subject to the terms of an open source license, including, without limitation the GNU General Public License, and none of the Proprietary Products is subject to any license or other Contract that would require the Company or its Subsidiaries to divulge to any Person any source code or trade secret that is part of the Proprietary Products

(m) No Federal, state, local or other governmental entity, nor any university, college, or academic institution, has rights in Proprietary Products or other ongoing developments of the Company or its Subsidiaries, which provide such entity or institution any ownership of Proprietary Products, any exclusivity thereto, or the ability to restrict the rights of the Company or its Subsidiaries to make such products generally available to other parties.

(n) Except as set forth on Section 3.14(n) of the Disclosure Schedule, neither the Company nor its Subsidiaries has any obligation to pay any third party any royalties or other fees for the use of Intellectual Property, or have any obligation to pay such royalties or other fees that may result from the consummation of the transactions contemplated by this Agreement.

(o) Neither the Company nor its Subsidiaries is a party to any agreement that requires the Company and/or its Subsidiaries to perform any engineering, development and/or integration work for a third party that is intended to be used for further releases of Proprietary Products or for new products to be marketed by the Company or its Subsidiaries, which grant such third party ownership or exclusivity thereto, or otherwise restricts the rights of the Company or the its Subsidiaries to make such product generally available to other parties.

(p) Except as set on Section 3.14(p) of the Disclosure Schedule, the consummation by the Company of the transactions contemplated hereby will not result in any loss or impairment of ownership by the Company or its Subsidiaries of, or the right of any of them to use, any Intellectual Property that is material to the business of the Company and its Subsidiaries as currently conducted, nor require the consent of any Governmental Authority or third party with respect to any such Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any agreement under which a third party would be entitled to receive a license or any other right to any Intellectual Property of Parent or any of Parent’s Affiliates as a result of the consummation of the transactions contemplated by this Agreement.

(q) The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all applicable laws. To the Knowledge of the Company, there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access of any confidential data used in the business of the Company and its Subsidiaries as currently conducted. The use and dissemination of any and all data and information concerning individuals in the business of the Company and its Subsidiaries as currently conducted is in compliance with all applicable privacy policies, terms of use, and Legal Requirements. The transactions contemplated to be consummated hereunder as of the Closing will not violate any privacy policy, terms of use, or Legal Requirements relating to the use, dissemination, or transfer of any such data or information.

3.15. Accounts Receivable. All of the accounts and notes receivable of the Company and its Subsidiaries, whether reflected in the Most Recent Balance Sheet or arising since the date of the Most Recent Balance Sheet, subject to the allowance for doubtful accounts set forth therein or applicable with respect to accounts and notes receivable arising since the date of the Most Recent Balance Sheet, applied consistently with past practice, have arisen from bona fide transactions in the ordinary course of business consistent with past practices and are valid and genuine.

3.16. Customers. The Company and its Subsidiaries do not have any ongoing disputes regarding product delivery, product performance, quality control standards, or customer support with any of its customers. Section 3.16 of the Disclosure Schedule sets forth the twenty-five largest customers of the Company and its Subsidiaries from January 1, 2004 through December 31, 2004 based on amounts billed for licenses from and services provided by the Company and its Subsidiaries (the “Large Customers”). From and after December 31, 2004 and prior to the date of this Agreement, no Large Customer has terminated (other than any termination due to project completion) or not renewed or, to the Knowledge of the Company and its Subsidiaries, threatened to terminate or not renew its relationship with the Company.

3.17. Intentionally Omitted.

3.18. Insurance. The Company and its Subsidiaries have maintained in full force and effect with financially sound and reputable insurers insurance with respect to their business, properties and assets, in such amounts and against such losses and risks as is customarily carried by Persons engaged in the same or similar business and as is required under the terms of any material Contract and lease for real property. Section 3.18 of the Disclosure Schedule contains a complete and correct list as of the date hereof of all material insurance policies maintained by or on behalf of the Company or its Subsidiaries. All listed policies are in full force and effect, all premiums due and payable thereon have been paid and the Company or its Subsidiaries, as applicable, have complied in all material respects with the provisions of such policies. Neither the Company nor any of its Subsidiaries has received any written notices from any issuer of any of their insurance policies canceling or amending any policies listed in Section 3.18 of the Disclosure Schedule, increasing any deductibles or retained amounts thereunder, or increasing premiums payable thereunder. Except as set in Section 3.18 of the Disclosure Schedule, there is no claim by the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been denied or disputed in writing by the underwriters or in respect of which the underwriters have reserved their rights.

3.19. Personnel.

(a) Section 3.19(a) of the Disclosure Schedule sets forth (i) a list of all employees, consultants or independent contractors of the Company and its Subsidiaries as of the date hereof, including, as of such date, (A) their title, (B) whether such Person is an employee, consultant or independent contractor, and (C) then current base salary or other compensation rate and (ii) an estimate of the aggregate bonus paid or payable to such Persons, on an office by office basis, for the fiscal year ended December 31, 2004 or any accrued and unpaid bonus scheduled for or paid or agreed to be paid for any future period.

(b) Neither the Company nor its Subsidiaries is a party to any collective bargaining agreement or other labor union contract and no employee of the Company or any its Subsidiaries is represented by a labor union. There is not pending or, to the Knowledge of the Company and its Subsidiaries, threatened, any picketing, strike, labor dispute, slowdown, lockout, walkout, work stoppage or other similar labor trouble involving employees of the Company or any of its Subsidiaries, and, to the Knowledge of the Company and its Subsidiaries, no union organizing activities are taking place or have taken place with respect to such employees.

(c) No officer or key employee of the Company or any of its Subsidiaries has expressly communicated to the Company his or her intention to terminate his or her relationship with the Company or such Subsidiary for any reason, including, without limitation, as a result of the transactions contemplated hereby.

3.20. Litigation. Except as set forth in Section 3.20 of the Disclosure Schedule, there is no (a) action, suit, claim, charge, cause of action, litigation, assessment, arbitration, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority (collectively, “Actions”) pending or, to the Knowledge of the Company and its Subsidiaries, threatened against the Company, any of its Subsidiaries or any of their respective properties and to the Knowledge of the Company and its Subsidiaries there are no investigations in respect of any of the foregoing. The Actions identified on Section 3.20 of the Disclosure Schedule do not, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement or would otherwise reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company and its Subsidiaries, there is no governmental inquiry or investigation pending or threatened against or involving the Company, any of its Subsidiaries or any of their respective properties (including, without limitation, any inquiry as to the qualification of the Company or any of its Subsidiaries to hold or receive any license or permit). Neither the Company nor its Subsidiaries are in default with respect to any order, writ, injunction or decree of any Governmental Authority applicable to the Company or any of its Subsidiaries. There is no judgment, decree, injunction, ruling or order of any Governmental Authority or arbitrator outstanding against or, to the Knowledge of the Company and its Subsidiaries, inquiry or investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that individually or in the aggregate would reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement. There is no Action by the Company or its Subsidiaries pending, threatened or contemplated against any other Person. This Section 3.20 shall not apply to any Tax matters.

3.21. Environmental Matters. Except as set forth in Schedule 3.21, (i) the Company and its Subsidiaries (and any predecessors) are and have been in compliance with all Environmental Laws; (ii) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any of its Subsidiaries (or any predecessors); (iii) there have been no Hazardous Substances generated by the Company or any its Subsidiaries (or any predecessors) that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States; (iv) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned, leased or otherwise used by the Company or any of its Subsidiaries (or any predecessors), except for the storage of hazardous waste in compliance with Environmental Laws; and (v) the Company and its Subsidiaries have made available to Parent true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments in the possession of the Company, any Subsidiary of the Company or any of their respective representatives or advisors.

3.22. Compliance with Laws and Instruments; Permits.

(a) Neither the Company nor any of its Subsidiaries is (i) in violation of any term or provision of its Articles of Incorporation, by-laws or equivalent constituent documents, each as amended to date and currently in effect, (ii) in violation of, or default under, any term or provision of any material Contract or Permit or (iii) to the Knowledge of the Company and its Subsidiaries, in violation of, or default under, any Legal Requirement except, in the case of clause (ii) or (iii) above, where such violation or default has not had and would not reasonably be expected to have a Material Adverse Effect, and, to the Knowledge of the Company and its Subsidiaries, there is no basis for any such a violation. The Company and its Subsidiaries are in compliance, in all material respects, with the Export Administration Act of 1979, as amended, and the rules and regulations thereunder, and any similar Legal Requirement of any non-U.S. jurisdiction. To the Knowledge of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries is under investigation with respect to, or has threatened to be charged with, or given notice of, any violation of any Legal Requirement. Except as set forth in Section 3.22(a) of the Disclosure Schedule, to the Knowledge of the Company and its Subsidiaries, no director, officer, employee or agent thereof, has, directly or indirectly, given or agreed to give any illegal gift, contribution, payment or similar benefit to any Person.

(b) The Company and its Subsidiaries have all material permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, “Permits”) and all such Permits are valid and in full force and effect and will continue to be valid and in full force and effect at the Effective Time. No facility security clearances are required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted.

3.23. Banking Relationships. As of the Closing Date, Section 3.23 of the Disclosure Schedule sets forth a true and complete list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or its

Subsidiaries maintains an account or a safe deposit box, the account or other identifying numbers thereof and the names of all persons authorized to draw on such account or safe deposit box or such other arrangement. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.

3.24. Books and Records. For the Company and each of its Subsidiaries, the Company has furnished or made available to Parent true and complete copies of (a) its Certificate of Incorporation and by-laws or equivalent constituent documents, each as amended to date and currently in effect, (b) all of its minute books (containing the records of meetings of shareholders, the board of directors and any committees of the board of directors to date), and (c) its stock certificate and stock record books and records related to any equity or equity-related plan, including any phantom stock plan.

3.25. Brokers and Finders. Other than Sonenshine Pastor Advisors LLC, no broker, finder, investment banker, valuation firm or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company, any of its Subsidiaries.

3.26. Certain Agreements Affected by the Merger. Except as set forth in Section 3.26 of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will give rise to any liability under any Plan (including, without limitation, liability for severance pay, unemployment compensation or termination pay) or accelerate the time of payment or vesting or increase the amount of compensation or benefits to any employee, officer, director, shareholder or beneficiary of the Company (whether current, former or retired) or their beneficiaries under any such Plan solely by reason of such transactions or by reason of such transactions and any simultaneous, subsequent or related termination of an employee or director.

3.27. Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover statute or regulation is applicable to the Company, the shares of Company Common Stock, this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

3.28. Certain Relationships and Related Transactions. Except as set forth in Section 3.28 of the Disclosure Schedule, no employee of the Company nor any Related Party is indebted in an amount greater than $10,000 to the Company or any of its Subsidiaries. No Related Party owns any asset used in, or necessary to, the business of the Company and its Subsidiaries. There is no transaction involving the Company or any of its Subsidiaries of the nature described in Item 404 of Regulation S-K under the Securities Act.

4. Representations and Warranties by Parties of Interest. Each Party of Interest, severally and not jointly, hereby represents and warrants to each of Parent and Merger Sub with respect to such Party of Interest and, in the case of Company Shareholders, the shares of Company Common Stock owned by such Company Shareholder as follows:

4.1. Authority for Agreement.

(a) This Agreement has been duly and validly executed and delivered by such Party of Interest and, assuming the due authorization, execution and delivery by the Company, Parent, Merger Sub and the other Parties of Interest, constitutes a legal, valid and binding obligation of such Party of Interest, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. With respect to the Representative only, the Escrow Agreement has been duly and validly executed and delivered by the Representative and, assuming the due authorization, execution and delivery by the Company, Parent and the Escrow Agent, constitutes a legal, valid and binding obligation of the Representative, enforceable against the Representative in accordance with its terms subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(b) The execution and delivery of this Agreement by such Party of Interest, the compliance with the provisions hereof by such Party of Interest, and the consummation of the transactions contemplated hereby, and, with respect to the Representative only, the execution and delivery of the Escrow Agreement by the Representative, the compliance with the provisions thereof by the Representative and the consummation of the transactions contemplated thereby, will not (i) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, any Contract of such Party of Interest, Lien or other interest to which such Party of Interest is a party or by which such Party of Interest is bound or to which their respective assets are subject, or (ii) violate any Legal Requirement applicable to such Party of Interest or any of its properties or assets, except in the case of clauses (i) and (ii) above, where any such conflict or violation would not have a material adverse effect on the ability of such Party of Interest to consummate the transactions contemplated hereby or, with respect to the Representative only, thereby.

4.2. Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required to be obtained or made by such Party of Interest in connection with the execution and delivery of this Agreement or, with respect to the Representative only, the Escrow Agreement, or the consummation of the Merger and other transactions contemplated hereby or, with respect to the Representative only, thereby.

4.3. Title to Shares. In the case of each Company Shareholder only, such Company Shareholder is the sole record and beneficial owner of, and has good and marketable title to, the shares of Company Common Stock set forth opposite its name on Section 3.2(a) of the Disclosure Schedule, free and clear of any Liens, except restrictions on transfer (a) contained in the Amended and Restated Shareholders Agreement, dated as of January 1, 1999, as amended by that certain Stock and Partnership Interest Purchase Agreement, dated October 31, 2001 (the “Shareholders Agreement”), by and among the Company and the Company Shareholders referred to therein or (b) imposed by applicable Legal Requirements. Such Company Shareholder is not a party to any option, warrant, purchase right or other contract or commitment that requires it to sell, transfer or otherwise dispose of any capital stock of the Company, except for this Agreement and the Shareholders Agreement. On the Closing Date, pursuant to the terms set forth herein, such Company Shareholder will sell, transfer and deliver good and marketable title to its shares of Company Common Stock, free and clean of any Liens, except restrictions on transfer imposed by applicable Legal Requirements.

4.4. Litigation. There is no Action pending or, to the knowledge of such Party of Interest, threatened against such Party of Interest or any of its Affiliates that individually or in the aggregate would reasonably be expected to impair in any material respect the ability of such Party of Interest to perform its obligations under this Agreement, or with respect to the Representative only, the Escrow Agreement, or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated hereby, or with respect to the Representative only, thereby. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or, to the knowledge of such Party of Interest, inquiry investigation by any Governmental Authority involving, such Party of Interest or any of its Affiliates that individually or in the aggregate would reasonably be expected to impair in any material respect the ability of such Party of Interest to perform its obligations under this Agreement, or with respect to the Representative only, the Escrow Agreement, or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated hereby, or with respect to the Representative only, thereby.

4.5. Brokers and Finders. Other than Sonenshine Pastor Advisors LLC, no broker, finder, investment banker, valuation firm or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of such Party of Interest.

5. Representations and Warranties by Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company, subject to the exceptions provided in the Disclosure Schedule, as follows:

5.1. Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

5.2. Authority for Agreement.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, each instrument required hereby to be executed and delivered at Closing, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Parent has all necessary corporate power and authority to execute and deliver the Escrow Agreement and to perform its obligations thereunder. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company and the Representative, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. The Escrow Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Representative and the Escrow Agent, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(b) The execution and delivery of this Agreement by Parent and Merger Sub and the Escrow Agreement by Parent, the compliance with the provisions hereof by Parent and Merger Sub and the provisions of the Escrow Agreement by Parent and the consummation of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Certificate of Incorporation or the by-laws of Parent, each as amended to date and currently in effect, or the Articles of Incorporation or the by-laws of Merger Sub, each as amended to date and currently in effect, or (ii) violate any Legal Requirement applicable to Parent or Merger Sub or any of their respective properties or assets, except, in the case of clause (ii) above, where any such conflict or violation would not have a material adverse effect on the ability of the Parent and Merger Sub to consummate the transactions contemplated hereby or thereby.

5.3. Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Escrow Agreement or the consummation of the Merger and other transactions contemplated hereby or thereby, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Rhode Island and Providence Plantations, and (ii) such filings and authorizations as may be required under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or similar Legal Requirements in Austria and Germany.

5.4. Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that individually or in the aggregate would reasonably be expected to impair in any material respect the ability of each of Parent and Merger Sub to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or, to the Knowledge of Parent, inquiry investigation by any Governmental Authority involving, Parent or any of its Affiliates that individually or in the aggregate would reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement.

5.5. Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Parent or Merger Sub or any of their respective Affiliates in such manner as to give rise to any valid claim against the Company or any Company Shareholder for any brokerage or finder’s commission, fee or similar compensation.

6. Covenants.

6.1. Conduct of the Company’s Business Prior to Closing. The Company covenants and agrees that, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses, and the Company shall not, and shall cause its Subsidiaries not to, take any action except in the ordinary course of business and in a manner consistent with past practices and in compliance in all material respects with all applicable Legal Requirements; and the Company shall, and shall cause its Subsidiaries to, use all commercially reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers, channel partners and other Persons with which the Company and its Subsidiaries have significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement or as specifically set forth on Section 6.1 of the Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent, which consent, will not be unreasonably withheld or delayed by Parent (it being understood that it shall not be unreasonable for Parent to withhold its consent to any of the foregoing actions if Parent makes a good faith determination that, after taking into consideration the global position of Parent and its Affiliates, such action would be inconsistent with Parent’s plan for the Surviving Corporation):

(a) amend or otherwise change the Articles of Incorporation or by-laws of the Company or the organizational documents of any of the Subsidiaries;

(b) issue, sell, dispose of, or encumber or otherwise mortgage, pledge or subject to any Lien, or authorize the issuance, sale, disposition, or encumbrance, mortgage or pledge of, any Company Securities or Subsidiary Securities;

(c) sell, lease, dispose of, or encumber or otherwise mortgage, pledge or subject to any Lien any assets or properties of the Company or any of its Subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practices, or (ii) dispositions of obsolete or worthless assets);

(d) (i) declare, set aside, make or pay any non-cash dividend or other non-cash distribution (whether in stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) purchase, repurchase, redeem or otherwise acquire any securities of the Company or its Subsidiaries, or propose to do any of the foregoing, or (iv) adopt or implement any shareholder rights plan;

(e) (i) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or business thereof, (ii) enter into, renew, amend or terminate any lease relating to real property or open or close any facility, or (iii) make or commit to make any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000;

(f) incur, assume or guarantee any Indebtedness or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to or investments in any other person, except in the ordinary course of business consistent with past practices;

(g) enter into, amend or waive any right under (i) any material Contract other than in the ordinary course of business consistent with past practices, (ii) any Contract with one or more of the Persons or Affiliates of Persons set forth on the schedule provided by Parent to the Representative on the date hereof, (iii) any Contract with an independent software vendor which consists of (A) an outbound interoperability license or OEM contract, or (B) an inbound license for a Third Party Component, open source license or GNU General Public License, (iv) any Contract pursuant to which any other party is granted exclusive marketing or other exclusive rights of any time or scope with respect to any of its products or technology, (v) any operating lease with annual payments in excess of $100,000; or (vi) any hedging, future, options or other derivative Contract;

(h) (i) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice, or (ii) modify its standard pricing structure for new Contracts with customers or enter into any amendments of any existing Contract with a customer which changes the fee or other payment terms under such Contract;

(i) (i) increase the compensation payable or to become payable to any director, officer or employee (except such increases payable to non-officer employees made in the ordinary course of business consistent with past practices), (ii) make any loan, advance or capital contribution, or grant any severance or termination pay to, or enter into or amend any employment or severance Contract with, any director, officer or other employee of the Company or its Subsidiaries, (iii) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, phantom stock, pension, retirement, deferred compensation, employment, termination, severance or other plan (including, without limitation, the Incentive Plan and the Phantom Stock Plans), agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, pay any bonuses to any officer of the Company or its Subsidiaries, (iv) materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or (v) change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by applicable Legal Requirements or Contractual commitments which are existing as of the date hereof and listed in Section 3.12 of the Disclosure Schedule;

(j) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by GAAP or, except as so required by GAAP, change any assumption underlying, or method of calculating, any bad debt contingency or other reserve;

(k) (i) make or change any tax election, or settle or compromise any federal, state, local or foreign tax liability, claim, assessment, refund, offset or audit, except to the extent the amount of any such settlement has been reserved for in the Financial Statements, (ii) agree to an extension of a statute of limitations except in the ordinary course of business, (iii) obtain or enter into any Tax ruling or agreement with a taxing authority, (iv) file any amended income or other material Tax Returns (except in the case of clauses (i), (ii), (iii) and (iv), to the extent such action is in connection with the preparation and filing of a Tax Return or amended Tax Return that the Company Shareholders would be permitted to prepare and file following the Closing pursuant to Section 6.9(j) or Section 6.9(m)), (v) fail to file any income or other material Tax Return when due or fail to cause such Tax Returns when filed to be complete and accurate in all material respects, or (vi) fail to pay any material amount of Taxes when due (except in the case of clauses (v) or (vi), as set forth in items 3 and 4 of Section 3.10 of the Disclosure Schedule);

(l) invest (other than investments made prior to the date of this Agreement) in securities of issuers which do not have a rating of “AAA” by Standard & Poors Ratings Group or “Aaa” by Moody’s Investors Service, Inc.;

(m) hire more employees than contemplated by the hiring plan of the Company and its Subsidiaries for fiscal year 2005 attached as Schedule 6.1(m) hereto or incur any operating expenses not reflected in the annual budget of the Company and its Subsidiaries for fiscal year 2005 provided to Parent prior to the date hereof, in each case, other than a deviation or incurrence made during a month in which the operating margin of the Company and its Subsidiaries is at least as favorable as the operating margin reflected in the Unaudited Financial Statements;

(n) (i) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices of liabilities reflected or reserved against in the Financial Statements or incurred since the date of the Most Recent Balance Sheet in the ordinary course of business consistent with past practices; provided that this clause (n)(i) shall not preclude any payment arising out of any Tax matter, (ii) fail to pay accounts payable and other obligations in the ordinary course of business consistent with past practices, (iii) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business consistent with past practices, or (iv) sell, securitize, factor or otherwise transfer any accounts receivable;

(o) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any its Subsidiaries (other than the Merger);

(p) revalue in any material respect any of its assets or properties, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable;

(q) transfer to any Person any rights to any Intellectual Property owned by the Company or any of its Subsidiaries other than licenses in the ordinary course of business consistent with past practices;

(r) materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(s) terminate or waive any right of substantial value, other than in the ordinary course of business consistent with past practices;

(t) commence an Action other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such Action, or (iii) for a breach of this Agreement;

(u) enter into or amend any transaction or other arrangement with, or for the benefit of, any current or former shareholder, officer or director of the Company or any of its Subsidiaries, or any Affiliate (any of the foregoing, a “Related Party”), other than payments of wages or salaries to employees of the Company or a Subsidiary in the ordinary course of business consistent with past practice;

(v) following delivery of the Estimated Balance Sheet to the Parent pursuant to Section 2.4(b), intentionally take or intentionally omit to take any action that would cause such Estimated Balance Sheet not to fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries on the Closing Date; or

(w) take, or agree in writing or otherwise to take, any of the actions described in Sections 6.1 (a) through (v) above.

Notwithstanding the foregoing, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company and its Subsidiaries shall be permitted in the ordinary course of business consistent with past practice to enter into any new Contract that would have been required to be disclosed by the Company on Section 3.12 of the Disclosure Schedule pursuant to Section 3.12(a) or Section 3.12(c) had such

Contract been in existence on the date hereof; provided, that upon entering into such new Contract, Section 3.12 of the Disclosure Schedule is updated in accordance with Section 6.5(b).

6.2. Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its premises, properties, books, records, financial, tax and accounting records (including, without limitation, the work papers of the Company’s independent accountants), Contracts, personnel, counsel, financial advisors and auditors during the period prior to the Effective Time of the Merger to obtain all information concerning its business, including, without limitation, the status of product development efforts, properties, results of operations and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that any applicable Legal Requirement requires the Company or any of its Subsidiaries to restrict or prohibit access to any such properties or information. In addition, any information obtained from the Company or any of its Subsidiaries pursuant to the access contemplated by this Section 6.2 shall be subject to the Confidentiality Agreement. The parties acknowledge that the Company and Parent have previously executed the Confidentiality Agreement effective February 1, 2005, as amended by letter agreement, dated February 15, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, employees, agents, advisors and representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) to hold any Confidential Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

6.3. Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and agree on, any press release or public statement with respect to this Agreement, the Merger and the other transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable Legal Requirements.

6.4. Regulatory Filings; Commercially Reasonable Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable Legal Requirements, and as promptly as practicable after the date hereof each of Parent, Merger Sub and the Company shall obtain or make all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Governmental Authority in connection with the Merger and the transactions contemplated hereby, including a voluntary filing of a notification form with the Committee on Foreign Investment in the United States (“CFIUS”) in accordance with Section 721 of the Defense Production Act of 1950, as amended (“Exon-Florio”). Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Authority under this Section 6.4(a) to comply in all material respects with all applicable Legal Requirements. Parent, Merger Sub and the Company each shall promptly supply the other with any information that may be required in order to effectuate or obtain any filings or other actions pursuant to this Section 6.4(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each of Parent, Merger Sub and the Company shall (i) consult with the others prior to taking a position with respect to any such filing or other actions, and (ii) coordinate with the others in preparing and exchanging such information. Each of Parent, Merger Sub and the Company shall promptly inform the other parties upon the receipt of any material communications made to, or received by such party from, any Governmental Authority regarding any of the transactions contemplated hereby.

(b) Reasonable Efforts. Subject to the express provisions of Section 6.2 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, without limitation, using all commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Sections 7, 8 and 9 to be satisfied; (ii) obtaining or making all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Governmental Authority and the taking of all reasonable steps as may be necessary to avoid any Action by any Governmental Authority; (iii) the obtaining of all consents, approvals or waivers from third parties, including, without limitation, in the case of the Company all consents under the Company’s Contracts identified in Section 3.5(c) of the Disclosure Schedule, each such consent (collectively, the “Required Consents”); (iv) the defending of any Actions challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated hereby, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of any such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any of its Subsidiaries to take, or agree to take, any Action of Divestiture.

6.5. Advice of Changes; Updating the Disclosure Schedule.

(a) Advice of Changes. From the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent and the Company shall promptly advise the other party in writing to the extent it has Knowledge (it being understood that for purposes of this Section 6.5(a) only, Schedule 14.8 shall be deemed to also include each of the members of the board of directors of the Company on the date of this Agreement) of (i) any event or circumstance that would reasonably be expected to result in any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) in this Agreement becoming untrue or inaccurate in any respect, (ii) the failure by it (and, in the case of Parent, by Merger Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (iii) any change or event having, or which is reasonably likely to have, a Material Adverse Effect, (iv) the termination (other than any termination due to project completion) or failure to renew, or threatened termination or failure to renew, by any Large Customer, of its relationship with the Company (including the name of such Large Customer), (v) any of the employees of the Company and its Subsidiaries listed on Section 3.19(a) of the Disclosure Schedule ceasing to be employees of the Company and its Subsidiaries in substantially the same capacity as of the date hereof, or (vi) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that, other than in accordance with Section 6.5(b), no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(b) Updating the Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, the Company has delivered the Disclosure Schedule. From time to time prior to the Closing Date, if and when the Company should conclude that any representation or warranty made by it in this Agreement may be untrue or inaccurate in any respect, the Company shall deliver to Parent and Merger Sub such additions to or modifications of any sections or subsections of the Disclosure Schedule necessary to make the information set forth therein true, accurate and complete as soon as practicable after the Company has Knowledge of such event or circumstance after the date of execution and delivery of this Agreement. If and when the Merger is consummated in accordance with this Agreement, any addition or modification to the Disclosure Schedule in accordance with this clause (b) relating to any untrue or inaccurate representation or warranty shall be deemed to cure such untrue or inaccurate representation or warranty to the extent of such addition or modification, and such representation or warranty shall be deemed to have been amended accordingly.

6.6. Cooperation and Consultation. Subject to compliance with applicable Legal Requirements, from the date hereof until the Effective Time, the Company shall confer on a regular and frequent basis with one or more representatives of the Parent to report operational matters that are material and the general status of ongoing operations. In addition, and without limiting the generality of the foregoing, the Company shall provide notice to Parent, and consult with one or more representatives of Parent, prior to entering into any new Contract that would have been required to be disclosed by the Company on Section 3.12 of the Disclosure Schedule pursuant to Section 3.12(d) and Section 3.12(j) had such Contract been in existence on the date hereof

6.7. Employee Benefit Plans.

(a) Terminating Certain Existing Plans. The Company shall have taken all actions necessary and appropriate to terminate the Incentive Plan and the Phantom Stock Plans prior to the Closing, including, without limitation, sending appropriate notices to the Company’s employees and the taking of all actions by the board of directors of the Company to effectuate the termination of the such plans; provided, that Company shall provide Parent for its review and comment advance copies of communications with the Company’s employees relating to such termination.

(b) Continuing Employees. From and after the Effective Time through December 31, 2005, Parent will or will cause the Surviving Corporation to continue the ABAQUS, Inc. 401(k) Plan (the “401(k) Plan”) and 2005 Bonus Plan (the “Bonus Plan”) and provide all employees of the Company or any of its Subsidiaries who continue employment with Parent, the Surviving Corporation or any of the Surviving Corporation’s subsidiaries on and immediately after the Effective Time (the “Continuing Employees”) with such other health and welfare benefits that are, in the aggregate, substantially similar to such benefits provided to such Continuing Employees immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific Plan (other than the 401k Plan and the Bonus Plan) or to continue the employment of any specific person.

6.8. Additional Financial Statements. As soon practicable following the date of this Agreement (but in any event, prior to August 22, 2005), the Company shall (i) cause the Company’s public accountants to perform an audit of the Company and its Subsidiaries for the year ended December 31, 2004, and deliver a copy of such audited financial statements to Parent, and (ii) prepare and provide to Parent an unaudited balance sheet of the Company and its Subsidiaries, and related unaudited consolidated statements of income, cash flow and changes in shareholders’ equity for the Company and its Subsidiaries for the six month period ending June 30, 2005, in each case, prepared in accordance with GAAP, consistently applied throughout the periods presented, except in the case of clause (ii) for the absence of footnotes and an auditors report.

6.9. Certain Tax Matters.

(a) S-Corporation Status. The Company and the Company Shareholders shall not revoke the Company’s election to be taxed as an S corporation (or any election with respect to any Subsidiary to be taxed as a qualified Subchapter S corporation) within the meaning of Code sections 1361 and 1362. The Company and the Company Shareholders shall not take or allow any action that would result in the termination of the Company’s status as a validly electing S corporation (or termination of any Subsidiary’s status as a qualified Subchapter S corporation) within the meaning of Code sections 1361 and 1362.

(b) Section 338(h)(10) Election. The Company, each Company Shareholder and Parent shall make an election under Code section 338(h)(10) (and any corresponding election under state or local tax law) with respect to the purchase and sale of the

Company hereunder (collectively, a “338(h)(10) Election”). If requested by Parent, the Company Shareholders shall join Parent in making an election under Code Section 338(h)(10) (and any corresponding election under state or local tax law) with respect to the purchase and sale of any eligible Subsidiary of the Company. The Company Shareholders and Parent shall include any income, gain, loss, deduction, or other tax item resulting from the 338(h)(10) Election on their respective Tax Returns to the extent required by applicable Legal Requirement.

(c) Forms. Parent agrees that it shall be responsible for the preparation of all forms, schedules and other documents required to be filed in connection with the Section 338 Elections other than IRS Form 8023 (“Section 338 Forms”), including IRS Form 8883 and all attachments required to be filed therewith pursuant to the applicable Treasury Regulations. The Section 338 Forms shall be prepared in accordance with the allocation described in Section 6.9(d). No later than 90 days after the Closing Date, Parent shall furnish the Representative with a copy of the Section 338 Forms prepared by the Parent and executed by the proper party on behalf of Parent. On or before the 30th day prior to the latest date for filing the Section 338 Forms, Parent and the Representative shall agree upon the form and content of the Section 338 Forms to be filed within the applicable time period and the Representative, on behalf of each Company Shareholder, shall deliver to the Parent a copy of such Section 338 Forms executed by such Company Shareholder. Parent shall file such Section 338 Forms and IRS Form 8023 with the IRS or other appropriate taxing authority within the applicable time period. Parent shall be responsible for filing all Section 338 Forms and IRS Form 8023 with the proper taxing authorities, provided that the Representative shall be responsible for filing any Section 338 Form and IRS Form 8023 that must be filed with a Tax Return that any Company Shareholder is responsible for preparing and filing.

(d) Allocation. As soon as practicable following the Effective Time (but in any event, within 90 days following the Closing Date), Parent shall provide to the Representative a proposed allocation of the Merger Consideration (as adjusted pursuant to Section 2.4 of this Agreement) plus other amounts paid by Parent on the Closing Date, together with any liabilities deemed assumed (the “Tax Purchase Price”) for the deemed sale of the assets resulting from the making of the Section 338 Elections (the “Allocation Statement”). To the extent Parent engages another Person to prepare the Allocation Statement within such 90 day period, Parent shall use its commercially reasonable efforts to allow the Representative a reasonable opportunity to consult with such Person prior to its issuance of the Allocation Statement. Within 60 days after the receipt of such Allocation Statement, the Representative, on behalf of the Company Shareholders, shall propose to Parent any reasonable changes to such Allocation Statement or shall indicate its concurrence therewith, which concurrence shall not be unreasonably withheld. The failure by the Representative to propose to Parent any changes to the Allocation Statement within 60 days after the receipt thereof shall be deemed the Company Shareholders’ agreement and concurrence therewith. Parent and the Representative will endeavor in good faith to resolve any differences with respect to the Allocation Statement within 15 days after Parent’s receipt of notice of objections from the Representative.

(e) Modification; Revocation; Consistent Treatment. Parent and the Company Shareholders agree that none of them shall, nor shall any of them permit any of their Affiliates to, take any action to modify the Section 338 Forms following the execution thereof, or to modify or revoke the Section 338 Elections following the filing of the Section 338 Forms, without the written consent of the Representative and Parent. Parent and the Company Shareholders shall, and shall cause their respective Affiliates to, file all Tax Returns and take positions in all Tax proceedings in a manner consistent with the information contained in the Section 338 Forms as filed and the final allocation determined pursuant to Section 6.9(d).

(f) Certain Taxes. One half of all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (the “Transfer Taxes”) shall be paid by Parent when due and one half of all Transfer Taxes shall be paid by the Company Shareholders when due, and Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Company Shareholders shall join in the execution of any such Tax Returns and other documentation. All expenses in connection with the preparation and filing of such Tax Returns and other documentation shall be paid by Parent.

(g) Closing Deliveries. The Representative shall deliver to the Parent as of the Closing Date, (i) a copy of a statement issued by the Company conforming to the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) certifying that the shares of Company Common Stock are not U.S. real property interests; and (ii) a duly completed IRS form 8023 executed by each Company Shareholder.

(h) Dispute Procedures. If the parties disagree as to any matter arising out of this Section 6.9, the parties shall resolve such disputes in accordance with the procedures set forth in Section 2.4(d).

(i) Refunds and Credits. Any refunds or credits of federal or state income Taxes of the Company for any taxable period ending on or before the Closing Date shall be for the account of the Company Shareholders. Any refunds or credits of federal and state income Taxes of the Company for any taxable period beginning after the Closing Date shall be for the account of Parent. Any refunds or credits of federal or state income Taxes of the Company for any taxable period beginning before and ending after the Closing Date shall be apportioned between the Company Shareholders and Parent based on an interim closing of the books method (taking into account Taxes that accrue over a period of time on a daily basis). Any refunds or credits of any other Taxes of the Company for any taxable period beginning before, on or after the Closing Date shall be for the account of the Parent. Parent shall, if the Company Shareholders reasonably request and at the Company Shareholders’ expense, cause the Company to file for and obtain any refunds or credits to which the Company Shareholders are entitled under this Section 6.9(i) and which is otherwise permitted under the terms of this Agreement. Any request for any refund or credit for any pre-closing Tax period of or with respect to the Company and which is otherwise permitted under the terms of this Agreement shall not include any refund or credit attributable to or resulting from (x) in the case of any Pre-Closing Income Tax Returns, a change in any method of accounting (except for the 2004 deferred revenue accounting method change described in Schedule 3.10(h) of the Disclosure Schedule) or (y) in the case of any other Tax Returns, preparation of any such Tax Return in a manner inconsistent with past practices, a change in any method of accounting and any tax election that is inconsistent with past practices.

(j) Parent’s Activity On and After the Closing Date. Except as otherwise provided in this Section 6.9(j) or in connection with the settlement or compromise of any Tax Proceeding pursuant to Section 6.9(l), neither the Company Shareholders nor Parent shall with respect to any taxable period ending on or prior to the Closing Date, file any amended Tax Return with respect to the Company. Notwithstanding any other provision of this Agreement, the Company Shareholders shall have the right to amend any pre-closing period federal or state income Tax Return with respect to the Company for the tax year ended December 31, 2004 or any earlier tax year or period (“Pre-Closing Income Tax Returns”), as long as such amendment is within the applicable statute of limitations as provided by the Code (or the applicable state statutes, regulations or applicable authority thereunder). Parent shall have the right to review and comment on all such Tax Returns. Representative shall use reasonable best efforts to provide such Tax Returns to Parent at least 30 days prior to filing and Parent shall provide such comments promptly to permit timely filing. In addition, the Company Shareholders shall have the right to amend any other Tax Returns of the Company for any tax period ending on or before the Closing Date, and Parent shall have the right to review, comment and consent to such Tax Returns (which consent shall not be unreasonably withheld) promptly in a manner as to permit timely filing of such amendment, provided that such consent shall not be required if Parent is entitled to indemnification under Section 12.1 and funds remain in the Escrow Account to satisfy such indemnification obligation with respect to any claims that may result from such Tax Returns. Neither the Company Shareholders nor Parent shall, (A) with respect to any taxable period beginning after the Closing Date, take any position with respect to Taxes of the Company that would have the effect of shifting income from a taxable period beginning after the Closing Date to a taxable period ending on or before the Closing Date or with respect to any taxable period ending on or before the Closing Date, take any position with respect to Taxes of the Company that would have the effect of shifting income from a taxable period ending on or before the Closing Date to a taxable period beginning after the Closing Date (with the exception of the 2004 deferred revenue accounting method change described in Section 3.10(h) of the Disclosure Schedule), or (B) with respect to any Tax period, take any position with respect to Taxes of the Company that is inconsistent with the form of the transaction as provided in this Agreement.

(k) Cooperation on Tax Matters.

(i) The Parent and the Company Shareholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, examination, contest, litigation or other proceeding with respect to Taxes (the “Tax Proceedings”). Such cooperation shall be at the expense of the party requesting such cooperation, provided that such expense is limited to out-of-pocket expenses. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Proceedings and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parent and the Company Shareholders agree (A) to retain all books and records with respect to Tax matters pertinent to the Company in their possession until the expiration of the statute of limitations including extensions thereof, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Parent or the Company Shareholders, as the case may be, shall allow the other party to take possession of such books and records; and

(ii) The Representative shall be entitled to initiate a compliance or other proceeding or program (“Compliance Program”) with an appropriate taxing authority with the objective of settling or compromising any of the matters disclosed in items 3 and 4 of Section 3.10(a) of the Disclosure Schedule. The Representative shall control such Compliance Program and Company Shareholders and Parent shall be obligated to cooperate with the Representative in the manner set forth above with respect to Tax Proceedings; provided that the Representative shall not have the right to control such Compliance Program to the extent that the Representative, in the reasonable good faith judgment of Parent, fails to conduct such Compliance Program actively and diligently. The Representative shall have the right at any time to cede control of the Compliance Program to the Parent and Parent shall be obligated to assume control of such Compliance Program; provided that Parent shall consult with the Representative in good faith about the conduct of such Compliance Program and Parent shall not enter any agreement with any taxing authority with respect to such Compliance Program without the prior written consent of the Representative, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Representative shall not be entitled to initiate any Compliance Program nor enter into any agreement with any taxing authority with respect to such Compliance Program without the consent of Parent, such consent to be not unreasonably withheld; provided that, solely with respect to Compliance Programs related to matters disclosed in item 3 of Section 3.10(a) of the Disclosure Schedule, such consent shall not be required if Parent is entitled to indemnification for the Damages arising out of or related to such Compliance Programs under Sections 12.1 or 12.2 and funds remain in the Escrow Account or are then available from the Supplemental Indemnity Amount to satisfy such indemnification obligations with respect to all such Damages.

(l) Tax Proceedings.

(i) Notices. If any applicable indemnifying Person or other Person is responsible for the payment of any Taxes pursuant to this Agreement (the “Tax Indemnifying Party”), and any other Person party to this Agreement or any of such Person’s Affiliates (the “Tax Indemnified Party”) receives notice of any Tax

Proceeding, the Tax Indemnified Party shall promptly notify Parent, the Representative and the appropriate Tax Indemnifying Party in writing of such Tax Proceeding. If such notice of a Tax Proceeding is not given promptly to the Tax Indemnifying Party, or in reasonable detail to apprise such party of the nature of the Tax Proceeding, the Tax Indemnifying Party shall continue to be liable to such Tax Indemnified Party (and its Affiliates), except to the extent that the Tax Indemnifying Party is prejudiced as a result thereof.

(ii) Pre-Closing Tax Periods. In the event of any Tax Proceeding, the Representative, on behalf of the Tax Indemnifying Party, shall have the right to control any Tax Proceeding in respect of the Company and its Subsidiaries (A) for any taxable period that ends on or before the Closing Date; (B) for which any applicable indemnifying Person may be liable for Taxes; and (C) with respect to a Straddle Period to the extent such Tax Proceeding relates to Taxes attributable to a pre-closing Straddle Period; provided that the Representative shall not have the right to control a Tax Proceeding to the extent that the Representative, in the reasonable good faith judgment of Parent, fails to conduct such Tax Proceeding actively and diligently. Notwithstanding the foregoing, the Representative shall not settle any Tax Proceeding except with respect to a Pre-Closing Income Tax Return, without the prior written consent of Parent, which consent shall not be unreasonably withheld; provided, that such consent shall not be required if Parent is entitled to indemnification under Section 12.1 and funds remain in the Escrow Account to satisfy such indemnification obligation with respect to the subject Taxes. Furthermore, Parent and counsel of its choosing shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Proceeding and the Representative shall inform Parent promptly in advance of the date, time, and place of all administrative or judicial meetings, conferences, hearings and other proceedings relating to such Tax Proceeding and shall provide Parent all information document requests and responses, proposed notices of deficiency, notices of deficiencies, revenue agents’ reports, protests, petitions and any other documents relating to such Tax Proceeding promptly upon receipt from, or in advance of submission to (as the case may be), the relevant taxing authority. Parent shall be entitled to have its representatives attend and participate in any such administrative or judicial meeting, conference, hearing or other proceeding. Before taking any action with respect to the conduct of such Tax Proceeding (including, but not limited to, the submission of any protest, petitions or responses to information document requests), the Representative shall first consult with Parent in good faith about such action. If the Representative does not notify Parent in writing of its election to take control of any Tax Proceeding within 15 days of notice thereof, Parent shall have the right to control any such Tax Proceeding; provided, if and to the extent Parent shall have the right to control any Tax Proceeding pertaining to any Taxes of the Company and its Subsidiaries arising out of the matters disclosed in items 3 and 4 of Section 3.10(a) of the Disclosure Schedule or any breach of any representation or warranty made by the Company in clause (g) of Section 3.10, (A) Parent shall consult with the Representative in good faith about such Tax Proceeding, and (B) Parent shall not settle any Tax Proceeding, without the prior written consent of the Representative, which consent shall not be unreasonably withheld. The right of Parent to control any Tax Proceeding pursuant to the foregoing sentence will not relieve any Tax Indemnifying Party of any indemnification obligations under this Agreement.

(iii) Straddle Periods. In the case of a Tax Proceeding for a Straddle Period of the Company and any of its Subsidiaries which relates to Taxes attributable to both a pre-closing Straddle Period and a post-closing Straddle Period, Parent, on the one hand, and the Representative, on behalf of any applicable indemnifying Persons, on the other hand, shall jointly represent the interests of the Company and any of its Subsidiaries; provided, however, that; (i) each such party shall provide the other party with a timely and reasonably detailed account of each stage of such Tax Proceeding and a copy of all documents (or portions thereof) received relating to such Tax Proceeding; (ii) each such party shall consult with the other party before taking any significant action in connection with such Tax Proceeding that might adversely affect such other party in any taxable period and shall consult with such other party with respect to any written submissions in connection with such Tax Proceeding; (iii) each such party shall defend such Tax Proceeding in good faith and diligently as if such party whose Tax Return is at issue were the only party in interest in connection with such Tax Proceeding; (iv) each such party shall have the right to participate in any conference with any Tax authority; and (v) no such party shall enter into any settlement, compromise or concession without the other party’s prior written consent, which consent shall not be unreasonably withheld. The costs and expenses of conducting the defense of such Tax Proceeding shall be reasonably apportioned based on the relative amounts of the claim for Taxes for the pre-closing Straddle Period and a post-closing Straddle Period.

(m)     Responsibility for Filing Tax Returns. Except as provided in the following sentence, for any taxable period of the Company that ends on or before the Closing Date, the Company Shareholders shall timely prepare, or cause to be prepared, and file, all Tax Returns required to be filed by any Legal Requirement. Any Tax Returns required to be filed by the Parent or the Company shall be furnished by the Company Shareholders to the Parent or the Company, as the case may be (or if required to be filed within 30 days of Closing, as soon as possible following the Closing), for signature and filing at least 30 days prior to the due date for filing such Tax Returns. Parent shall have the right to review and comment on any such Tax Returns (and shall submit all comments promptly to permit timely filing) and, in the case of any such Tax Return, other than Pre-Closing Income Tax Returns, consent to the filing of such Tax Returns, such consent not to be unreasonably withheld; provided, that such consent shall not be required if Parent is entitled to indemnification under Section 12.1 and funds remain in the Escrow Account to satisfy such indemnification obligation with respect to any claim that may result from such Tax Returns. The Company Shareholders shall pay Parent, on or before the due date thereof, the amount of Taxes as shown due on such Tax Returns to the extent such amounts have not been included as a current liability in determining Working Capital pursuant to Schedule 2.4. The Company Shareholders shall have the right to review and comment on all Straddle Period Tax Returns. Upon request, the Company shall provide the Company Shareholders a copy of any Straddle Period Tax

Return reasonably requested by the Company Shareholders and any other Tax Return reasonably requested by the Company Shareholders.

6.10. Termination of Discussions; No Solicitations. From the date of this Agreement until the Effective Time, each of the Company and each Company Shareholder will not (and the Company will not permit any of its Subsidiaries to, and will use its reasonable best efforts to cause any officer, director or employee of the Company, or any attorney, accountant, investment banker, financial advisor or other agent retained by it or any of its Subsidiaries not to) directly or indirectly: (a) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any capital stock or other voting securities of the Company or any of its Subsidiaries or any merger, recapitalization, share exchange, sale of substantially all of the assets or any similar transaction or alternative to the transactions contemplated hereby or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company will notify Parent immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited) to the Company or, to the Knowledge of the Company and its Subsidiaries, any such Company Shareholder.

6.11. Restrictive Covenants.

(a) Each Company Shareholder hereby agrees with Parent that such Company Shareholder and its representatives shall not, and that such Company Shareholder shall cause its Affiliates not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Parent, disclose any confidential or proprietary information involving or relating to the Company or any of its Subsidiaries, its business, its products or its assets; provided, however, that the information subject to the foregoing provisions of this sentence shall not include any information which was or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 6.11(a) shall not prohibit any retention of records or disclosure (i) required by any applicable Legal Requirement so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement.

(b) For a period of three years from and after the Closing Date, none of the Subject Company Shareholders will engage, directly or indirectly (whether as an employee, director, consultant, equity holder or otherwise), and will cause their Affiliates not to engage, directly or indirectly (whether as an employee, director, consultant, equity holder or otherwise), in any portion of the business conducted by the Company or any of its Subsidiaries at the Effective Time or any business which the Company or any of its Subsidiaries has taken affirmative steps to implement prior to the Effective Time, in each case, other than on behalf of the Company or its Subsidiaries; provided, however that (i) no owner of less than 5% of the outstanding stock of any publicly-traded corporation shall be deemed to engage solely by reason thereof in the businesses of such corporation and (ii) engaging in non-commercial academic activities shall not be deemed to violate the obligations of the Subject Stockholders under this Section 6.11(b).

(c) For a period of three years from and after the Closing Date, the Subject Company Shareholders will not, and will cause their Affiliates not to, solicit, induce, or encourage any individuals who are or become employees of the Company and its Subsidiaries or Affiliates, and who receive cash compensation of $100,000 or more per annum from the Company and its Subsidiaries or Affiliates, to leave such employment or hire, employ or otherwise engage any such individual.

(d) If the final judgment of a court of competent jurisdiction declares that any term or provision of paragraphs (b) or (c) of this Section 6.11 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.12. Participant Releases. The Company shall use all commercially reasonable efforts to obtain from every participant under the Incentive Plan and each of the Phantom Stock Plans, documentation reasonably satisfactory to Parent and the Representative which provides, among other things, that upon payment to such participant of the aggregate Incentive Payments and Phantom Stock Payments to be paid to such participant under such plans, such participant will not be entitled to any further payment with respect to awards issued under the such plans (other than in case of participants in the Phantom Stock Plans only, for payment from the Company following certain distributions from the Escrow Account), and that such awards shall thereafter be cancelled (each, a “Participant Release”). Prior to Closing, the Company shall periodically (and in any event, upon the request of Parent) inform Parent of the progress of obtaining the Participant Releases by providing Parent a list of those participants who have and have not executed a Participant Release together with copies of all Participant Releases obtained. The parties agree that in the event more than 12 participants have not executed a Participant Release on or prior to the Closing Date, an amount equal to the sum of 20% of the Incentive Unit Holdback Amount and 20% of the Phantom Stock Holdback Amount will be included as a current liability in determining Working Capital pursuant to Section 2.4 (the aggregate amount being herein referred to as the “Participant Deferral Liability”).

7. Conditions Precedent to the Obligations of Each Party to Effect the Merger. The respective obligations of each party under this Agreement to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

7.1. No Order. No temporary restraining order, preliminary or permanent injunction or other order or judgment preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect.

7.2. Government Approvals. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Authority identified on Section 3.5 of the Disclosure Schedule or in Section 3.6 shall have been obtained or made, and no such consent, approval, order or authorization shall have been revoked.

7.3. Exon Florio. The period of time for any applicable review process by CFIUS relating to the determination of any threat to national security shall have expired, and CFIUS shall not have taken any action under Exon-Florio, or made any recommendation to the President of the United States, to block or prevent consummation of the Merger.

8. Additional Conditions Precedent to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub under this Agreement to consummate the Merger and the other transactions contemplated hereby shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions:

8.1. Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Company and the Parties of Interest in this Agreement that is expressly qualified by a reference to materiality or Material Adverse Effect shall be true, complete and correct in all respects as so qualified, and each of the representations and warranties of the Company and the Parties of Interest in this Agreement that is not so qualified shall be true, complete and correct in all material respects, in each case, at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date) and (ii) the Company and the Company Shareholders, including the Representative, shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

8.2. No Material Adverse Changes. Since the date of this Agreement, (i) there shall not have occurred any circumstance or change in or effect on the Company or its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect, (ii) not more than one (1) Large Customer referred to in items 1 through 10 of Section 3.16 of the Disclosure Schedule shall have terminated or elected not to renew its relationship with the Company, and (iii) at least 90% of the employees of the Company and its Subsidiaries listed on Section 3.19(a) of the Disclosure Schedule shall continue to be employees of the Company and its Subsidiaries in substantially the same capacity as of the date hereof.

8.3. Compliance Certificate. The Parent shall have been provided with a certificate executed on behalf of the Company by its Chief Executive Officer to the effect that, as of the Effective Time, each of the conditions set forth in Sections 8.1 and 8.2 above has been satisfied.

8.4. Government Litigation and Legal Requirements. There shall be no Action pending against the Parent, the Company or any of their respective Affiliates by any Governmental Authority or any Legal Requirement enacted or deemed applicable (a) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Merger or the other transactions contemplated hereby, (b) that would result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation, (c) seeking to require an Action of Divestiture, (d) that otherwise would have a Material Adverse Effect or (e) that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (a) through (d) above.

8.5. Articles of Merger; Company Common Stock. The Company shall have executed and delivered the Articles of Merger. Parent shall have received from each Company Shareholder certificates representing all of the shares of Company Common Stock outstanding at the Effective Time or such other documentation as may be requested by Parent pursuant to Section 2.3(d).

8.6. Pre-Closing Deliveries. Parent shall have received all statements and schedules required to be delivered to it prior to the Effective Time pursuant to Sections 2.3 and 2.4, including the Estimated Closing Balance Sheet.

8.7. Escrow Agreement. The Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

8.8. Resignation of Officers and Directors. Each director and, to the extent requested by Parent, each officer of the Company and each of its Subsidiaries shall have tendered his or her written resignation to the Company, which resignation shall be effective at or prior to the Effective Time.

8.9. Termination of Plans. The Board of Directors of the Company shall have adopted resolutions terminating the Incentive Plan and each Phantom Stock Plan (other than the provisions of Section 7 of each Phantom Stock Plan) no later than immediately prior to Closing and the Company shall have taken such action as is necessary to effect the termination of such plans in accordance therewith.

8.10. Tax Matters. The Company shall have delivered to Parent either (i) certificates from each Company Shareholder, duly completed and executed by such Company Shareholder pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that such Company Shareholder is not a “foreign person” within the meaning of Section 1445 of the Code, or (ii) a certificate, duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, issued by the Company, certifying that the shares of Company Common Stock are not United States real property interests. In addition, the Company shall have delivered to Parent an executed W-8 or W-9 for each Company Shareholder.

8.11. Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the secretary of the Company or an assistant secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent as to (a) no amendments to the attached Articles of Incorporation or by-laws of the Company, (b) the attached actions taken by the Company’s Board of Directors and Company Shareholders to authorize this Agreement, the Merger and the other transactions contemplated hereby (including copies of the relevant resolutions and tabulations of shareholder votes or written consents), and (c) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby.

8.12. Opinion of Counsel. Parent will have received opinions dated the Closing Date of each of Paul, Hastings, Janofsky & Walker LLP and Goldenberg & Muri LLP, counsel to the Company, opining as to the specific matters attached hereto as Exhibit C-1 and Exhibit C-2, respectively, and otherwise in a form reasonably satisfactory to Parent.

8.13. Audited Financial Statements. Parent shall have received copies of the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2004 and the related audited consolidated statements of income, cash flow and changes in shareholders’ equity for the year then ended including the notes thereto and the related auditor’s report, and the financial condition and results of operations of the Company and its Subsidiaries as reflected in such financial statements, when taken as a whole, shall not be materially and adversely different from the financial condition and results of operations of the Company and its Subsidiaries as reflected in the Unaudited Financial Statements.

8.14. General. All corporate and other proceedings in connection with the Merger and the other transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent and its counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

9. Conditions Precedent to Obligations of the Company. All obligations of the Company under this Agreement to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Closing Date of the following conditions:

9.1. Representations, Warranties and Covenants. (i) Each of the representations and warranties of Parent and Merger Sub in this Agreement that is expressly qualified by a reference to materiality shall be true, complete and correct in all respects as so qualified, and each of the representations and warranties of Parent and Merger Sub in this Agreement that is not so qualified shall be true, complete and correct in all material respects, in each case, at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date), and (ii) Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

9.2. Compliance Certificate. The Representative shall have been provided with a certificate executed on behalf of the Parent by an authorized officer to the effect that, as of the Effective Time, the condition set forth in Sections 9.1 above has been satisfied.

9.3. Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

9.4. Articles of Merger. Merger Sub shall have executed and delivered the Articles of Merger.

9.5. Government Litigation and Legal Requirements. There shall be no Action pending against the Company or any of its Affiliates by any Governmental Authority or any Legal Requirement enacted or deemed applicable (a) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Merger or the other transactions contemplated hereby or (b) that would result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation.

9.6. General. All corporate and other proceedings in connection with the Merger and the other transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and its counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

10. Survival. All representations and warranties of the Company and the Parties of Interest contained herein or any statement schedule or certificate required to be delivered at Closing shall survive the Closing and the Effective Time and shall terminate upon the second annual anniversary of the Closing Date and, except as otherwise provided in this Section 10, no claim for any breach of representation or warranty may be brought after the termination thereof; provided, however, that if any claims for indemnification have been asserted by any Parent Indemnified Party with respect to any representations or warranties prior to the time at which such representations or warranties would otherwise terminate, the representations and warranties on which any such claims are based shall continue in effect solely with respect to such claims until final resolution of such claims; provided further, that (i) the representations and warranties set forth in Section 3.10 (Taxes), Section 3.13 (Benefit Plans) and Section 3.14 (Intellectual Property; Software) shall survive until the fourth annual anniversary of the Closing Date, (ii) the representations and warranties set forth in Section 4.3 (Title to Shares) shall survive until the fifth annual anniversary of the Closing Date; and (iii) any claim for indemnification based upon fraud may be made at any time.

11. Termination.

11.1. Termination prior to the Effective Time of the Merger. This Agreement may be terminated at any time prior to the Effective Time of the Merger, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by December 31, 2005 (the “End Date”); provided that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Authority shall have issued or enacted any Legal Requirement or taken any other action (including, without limitation, the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Legal Requirement is final and nonappealable, as applicable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 9.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable prior to the End Date through the exercise of all commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 11.1(d) prior to thirty (30) days following the receipt of written notice from the Company to Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 11.1(d) if it shall have materially breached this Agreement or if such breach by Parent or Merger Sub is cured so that such conditions would then be satisfied); and

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or the Parties of Interest set forth in this Agreement, or if any representation or warranty of the Company or the Parties of Interest shall have become untrue, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the representations and warranties or breach by the Company or any of the Parties of Interest is curable by the Company or such Party of Interest prior to the End Date through the exercise of all commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 11.1(e) prior to the thirty (30) days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 11.1(e) if it shall have materially breached this Agreement or if such breach by the Company or the Representative is cured so that such conditions would then be satisfied).

11.2. Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 11.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall be of no further force or effect, except (i) as set forth in last sentence of Section 6.2, this Section 11.2 and Section 14, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any intentional breach of this Agreement or willful failure to fulfill any condition set forth in this Agreement prior to such termination. Without limiting the generality of the foregoing, no party to this Agreement shall have any liability to any other party for any Damages if and to the extent this Agreement is terminated by either the Company or Parent pursuant to Section 11.1(d) or Section 11.1(e) as a result of a breach of any representation or warranty if such breach does not result from conduct intended by the breaching party to cause such breach. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

12. Indemnification.

12.1. Indemnity Satisfied by the Escrow Amount.

(a) The Escrow Amount shall be used to indemnify, defend and hold harmless Parent, Merger Sub and their respective directors, officers and Affiliates (including, without limitation, following the Effective Time, the Surviving Corporation and its Subsidiaries) (collectively, the “Parent Indemnified Parties”), from any and all Damages arising from or related to any of the following:

(i) any breach of any representation or warranty made by the Company in this Agreement or in any statement, schedule or certificate required to be delivered by the Company at the Closing under this Agreement;

(ii) any breach or non-fulfillment of any pre-closing covenant or agreement made or to be performed by the Company in this Agreement or in any agreement or instrument entered into in connection with this Agreement;

(iii) the amount of any payments required to be made pursuant to the Incentive Plan or the Phantom Stock Plans in excess of the amounts of the Incentive Payments and Phantom Stock Payments set forth on the statements delivered pursuant to Section 2.3(b) and Section 2.3(c); and

(iv) (A) all liability for Taxes (or non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date, (B) all liability for Taxes (or non-payment thereof) of the Company and its Subsidiaries for the portion of any taxable period beginning before and ending after the Closing Date (a “Straddle Period”) allocable to the period up to and including the Closing Date (the “Determination Date”); provided, that clauses (A) and (B) shall not apply to any such Taxes that have been included as a current liability in determining Working Capital pursuant to Schedule 2.4 (it being understand that the allocation of Taxes for the Straddle Period arising before and after the Determination Date shall be made based on a closing of the books method for Taxes based on income or transaction and for other Taxes pro rated based on the number of days before and after the Determination Date).

(b) Notwithstanding the foregoing, no Parent Indemnified Party may assert any Parent Claim for Damages (i) solely arising from any misrepresentation or breach of any representation or warranty made by the Company described in Section 12.1(a)(i) unless and until the aggregate of all Damages asserted with respect to any Parent Claims pursuant to Section 12 exceeds $225,000 (the “Deductible Amount”), whereupon a Parent Indemnified Party may assert such Parent Claims for only the aggregate amount of Damages in excess of the Deductible Amount, and (ii) pursuant to 12.1(a)(iii) if the Participant Deferral Liability is greater than zero and such amount is included as a current liability in determining Working Capital pursuant to Section 2.4.

(c) All payments to be made with respect to any Parent Claim for Damages pursuant to Section 12.1(a) shall be paid in cash by the Escrow Agent in accordance with the terms of the Escrow Agreement.

12.2. Indemnity Satisfied by the Supplemental Indemnity Amount.

(a) Each of the Subject Parties of Interest agrees to indemnify, defend and hold harmless the Parent Indemnified Parties pursuant to this Section 12.2 up to such Person’s Allocable Portion of the Supplemental Indemnity Amount. The Supplemental Indemnity Amount shall be used to indemnify, defend and hold harmless the Parent Indemnified Parties from any and all Damages arising from or related to any of the following:

(i) any breach of any representation or warranty made by the Company in clause (g) of Section 3.10 (Taxes);

(ii) all liability for Taxes (or non-payment thereof) of the Company and its Subsidiaries arising out of items 3 or 4 on Section 3.10(a) of the Disclosure Schedule; and

(iii) any breach of any representation or warranty made by the Company in Section 3.14 (Intellectual Property; Software).

(b) Notwithstanding the foregoing, (i) no Parent Indemnified Party shall be entitled to be indemnified for any Parent Claim for Damages pursuant to Section 12.2(a) if and to the extent any funds remain in the Escrow Account to satisfy such Parent Claim pursuant to Section 12.1, (ii) Kenneth Short shall not have any liability with respect to any Parent Claims for Damages pursuant to Section 12.2(a)(i) or (ii), and (iii) the aggregate liability of all Persons with respect to any Parent Claims for Damages pursuant to Section 12.2(a) will not exceed $60,000,000 (the “Supplemental Indemnity Amount”); provided, that the Supplemental Indemnity Amount shall be reduced to $40,000,000 on the second annual anniversary of the Closing Date, and $20,000,000 on the third annual anniversary of the Closing Date; provided, however, that if a Notice of Parent Claim has been issued by any Parent Indemnified Party prior to the date of any scheduled reduction of the Supplemental Indemnity Amount, and such Notice of Parent Claim asserts a Parent Claim for Damages under Section 12.2(a), then no reduction of the Supplemental Indemnity Amount will occur with respect to such asserted Parent Claim unless and until such Parent Claim has been paid in accordance with the terms of this Agreement or otherwise resolved.

(c) All payments to be made with respect to any Parent Claim pursuant to Section 12.2(a) shall be paid by the applicable Subject Parties of Interest immediately upon agreement with Parent as to the appropriate Damages to be paid with respect to any asserted Parent Claim or upon receipt by such applicable Subject Parties of Interest of a copy of a final and non-appealable order of a court of competent jurisdiction requiring such payment, in each case, in cash to the applicable Parent Indemnified Parties by wire transfer in immediately available funds to an account designated in writing by Parent to the Representative.

12.3. Indemnity By Company Shareholders.

(a) Each of the Company Shareholders agrees, solely as to himself, and not as to any other Company Shareholder, to indemnify, defend and hold harmless the Parent Indemnified Parties, from any and all Damages arising from or related to any of the following

(i) any breach of any representation or warranty made by such Company Shareholder in this Agreement or in any statement, schedule or certificate required to be delivered by such Company Shareholder at the Closing under this Agreement; and

(ii) any breach or non-fulfillment of any covenant or agreement made or to be performed by such Company Shareholder in this Agreement.

(b) Each of the Company Shareholders also agrees to severally, but not jointly, indemnify, defend and hold harmless the Parent Indemnified Parties, from such Company Shareholder’s proportional share, as determined by such Company Shareholder’s Allocable Portion of the Merger Consideration, of any and all Damages arising from or related to any fraud by the Company against any Parent Indemnified Party.

(c) Notwithstanding the foregoing, (i) a Parent Indemnified Party may assert a Parent Claim for Damages pursuant to Section 12.3 without regard to the Deductible, (ii) the aggregate liability of any Person with respect to any Parent Claims for Damages pursuant to Section 12.3(a)(i) will not exceed such Person’s Allocable Portion of the Merger Consideration, and (iii) no Parent Indemnified Party shall be entitled to be indemnified for any Parent Claim for Damages pursuant to Section 12.3(b) if and to the extent such Parent Claim arises out of or relates to any breach of any representation or warranty made by the Company in this Agreement, and any funds remain in the Escrow Account to satisfy such Parent Claim pursuant to Section 12.1.

(d) All payments to be made by any Company Shareholder with respect to any Parent Claim pursuant to Section 12.3(a) and Section 12.3(b) shall be paid by such Company Shareholder immediately upon such Company Shareholder’s agreement with Parent as to the appropriate Damages to be paid with respect to such asserted Parent Claim or upon receipt by such Company Shareholder of a copy of a final and non-appealable order of a court of competent jurisdiction requiring such payment, in each case, in cash to the applicable Parent Indemnified Parties by wire transfer in immediately available funds to an account designated in writing by Parent to the Representative.

12.4. Certification of Claims. If a Parent Indemnified Party is of the good faith opinion that any claim for Damages under Section 12 has occurred or will or may occur (each, a “Parent Claim”), an authorized officer or representative of Parent, as applicable, shall so notify the Representative and, in the case of a Parent Claim pursuant to Section 12.1 and 12.2 only, the

Escrow Agent, and each such notice (a “Notice of Parent Claim”) shall be in writing and shall describe with reasonable specificity the nature of such asserted Parent Claim and the amount that is necessary in the reasonable good faith judgment of Parent to satisfy such asserted Parent Claim.

12.5. Third Party Actions. For purposes of this Agreement, the “applicable indemnifying Persons” shall, as appropriate, refer to the Escrow Account, acting by and through the Representative, the Subject Parties of Interest, acting by and through the Representatives, or the applicable Company Shareholder, acting individually and on such Person’s own behalf. In the event any Action (other than a Tax Proceeding) is instituted against a Parent Indemnified Party which involves or appears reasonably likely to involve a Parent Claim for which indemnification may be sought (a “Third Party Claim”), Parent will, promptly after receipt of notice of any such Action, notify the Representative or the applicable Company Shareholder, as the case may be, of the commencement thereof. The failure to so notify the Representative or applicable Company Shareholder, as the case may be, of the commencement of any such Action or the failure to so notify in a timely manner will not relieve the applicable indemnifying Persons from liability in connection therewith, except to the extent such applicable indemnifying Persons shall have been prejudiced by such failure. In the event of any Third Party Claim, the applicable indemnifying Persons (at their expense) shall have the right and shall be given the opportunity to assume and control the defense of such Action with counsel of their choice reasonably satisfactory to the applicable Parent Indemnified Party; provided that such Parent Indemnified Party and its counsel (at such Parent Indemnified Party’s expense) may participate in (but not control the conduct of) all matters pertaining to the defense or settlement of such Action; provided, further that the applicable indemnifying Persons shall pay the reasonable fees and expenses of such separate counsel retained by the Parent Indemnified Party if such Parent Indemnified Party has been advised by counsel that representation of both the Parent Indemnified Party and such indemnifying Persons by the same counsel would create a conflict of interest in the defense of such claim; and provided, further that the applicable indemnifying Persons shall not have such right or opportunity to assume and control the defense of any such Action and shall pay the reasonable fees and expenses of counsel retained by the Parent Indemnified Party in the event and to the extent that (w) such Action relates to, or arises in connection with, any criminal proceeding, action, indictment, allegation or investigation or any regulatory enforcement action, (x) such Action, in the reasonable good faith judgment of Parent, alleges Damages in excess of the applicable aggregate amounts, if any, payable pursuant to Section 12.1(b), Section 12.2(b) or Section 12.3(c), in each case, after deducting the full amount of all pending claims for Damages, and counsel retained by the Parent Indemnified Parties is conducting the defense of such Action actively and diligently, (y) such Action seeks as its primary relief an injunction or other equitable relief against the Parent Indemnified Party or (z) the applicable indemnifying Persons fail to conduct the defense of such Action actively and diligently. The applicable indemnifying Persons’ right to assume and control such defense shall be exercisable by written notice from the Representative or the applicable Company Shareholder, as the case may be, to Parent within 10 calendar days following such Person’s receipt of notice of such Action from such Parent Indemnified Party. In the event that an applicable indemnifying Person shall elect to assume control of such defense, the Parent Indemnified Parties shall, without forfeiting any rights pursuant to this Agreement, cooperate with such applicable indemnifying Person in resolving such Third Party Claim. Whether or not the applicable indemnifying Persons so elect to assume such defense, Parent shall not, except at its own cost, make any settlement with respect to any such Action without the prior written consent of the Representative or the applicable Company Shareholder, as the case may be, which such consent, in each case, shall not be unreasonably withheld or delayed. The Parent Indemnified Party’s consent to the settlement of any Third Party Claim shall be required and shall not be unreasonably withheld or delayed, but such consent shall not be required if (or to the extent that) such settlement only requires the payment by the applicable indemnifying Persons of a monetary amount not in excess of the applicable aggregate amounts, if any, payable pursuant to Section 12.1(b), Section 12.2(b) or Section 12.3(b) and includes a full and unconditional release of any and all claims against such Parent Indemnified Party and does not include a statement as to or admission of fault, culpability or failure to act by or on behalf of such Parent Indemnified Party.

12.6. Definition of Damages; Other Matters.

(a) For purposes of this Section 12, the term “Damages” shall mean the amount of any loss, claim, demand, damage, liability, judgment, fine, penalty, cost or expense (including, without limitation, reasonable attorneys’, consultants’ accountants’ and experts’ fees and expenses defending any Actions or enforcing the Parent Indemnified Party’s rights under this Agreement) incurred or suffered by any Parent Indemnified Party as a result of, or arising out of any of the matters giving rise to a Parent Claim pursuant to Section 12; provided, that if the Damages of a Parent Indemnified Party relate to its employees’ time defending any Actions or enforcing such Parent Indemnified Party’s rights under this Agreement, such time will be measured at rates which reflect such Parent Indemnified Party’s actual overhead costs and not reflect any premium or profit attributable to such costs.

(b) An indemnification claim under this Section 12 shall be reduced by and to the extent that (i) a Parent Indemnified Party shall have received proceeds under insurance policies, risk sharing pools, or similar arrangements specifically as a result of, and in compensation for, the subject matter of such indemnification claim by such Parent Indemnified Party or (ii) a reserve or other accrual for such Damages exists on the Most Recent Balance Sheet and has not otherwise been utilized.

(c) The parties agree that no Parent Claim arising from any misrepresentation or breach of any representation or warranty made by the Company will be asserted by any Parent Indemnified Party if and to the extent the facts and circumstances giving rise to such misrepresentation or breach have been properly set forth on the Disclosure Schedule delivered in accordance with this Agreement.

(d) Each Parent Indemnified Party shall take commercially reasonable steps to mitigate and otherwise minimize the Damages upon and after becoming aware of any event that would be reasonably expected to give rise to any Parent Claim; provided, that the costs of such mitigation and minimization shall be Damages. Without limiting the generality of the foregoing, solely with respect to Damages resulting from (i) all liability for Taxes (or non-payment thereof) of the Company and its Subsidiaries arising out of items 3 or 4 on Section 3.10(a) of the Disclosure Schedule, or (ii) any breach of any representation or warranty made by the Company in Section 3.14 (Intellectual Property; Software), each Parent Indemnified Party agrees that the determination of what constitutes commercially reasonable steps to mitigate and otherwise minimize such Damages shall not take into consideration any rights to indemnification it may have pursuant to this Section 12.

12.7. Remedies Available. Except for remedies that cannot be waived as a matter of law and except for claims based on fraud, the Parent Indemnified Parties shall have no claim or cause of action, whether in contract, tort, under statute or otherwise against any of the applicable indemnifying Persons for monetary damages arising out of or relating to this Agreement, the representations, warranties, covenants and agreements contained herein or the transactions contemplated hereby except as set forth in this Section 12, which shall be the sole and exclusive remedy of the Parent Indemnified Parties with respect to such Persons from and after the Closing; provided, however, that nothing set forth in this sentence will limit or impair the rights and remedies that any party hereto may have (i) for equitable relief or specific performance pursuant to Section 14.11 or (ii) with respect to matters described in Section 12.3(a)(ii) and (iii).

13. Representative.

13.1. Designation of the Representative. H. David Hibbitt is hereby designated as the Representative in connection with this Agreement and the Escrow Agreement.

13.2. Powers of the Representative; Reliance.

(a) The Representative shall have the authority to: (i) take any and all actions that may be necessary or desirable, as determined by the Representative, in his sole discretion, in connection with this Agreement or the Escrow Agreement, including but not limited to, contesting, compromising or settling any dispute or Parent Claim covered by or arising under this Agreement or the Escrow Agreement, and direct and object to distributions from Escrow Account pursuant to the Escrow Agreement; (ii) execute and deliver any and all notices, documents or certificates to be executed by the Representative in connection with this Agreement or the Escrow Agreement; and (iii) take any and all other actions and do any and all other things provided in or contemplated by this Agreement, including all actions relating to Section 2, Section 12, or the Escrow Agreement to be performed by the Representative.

(b) Parent, Merger Sub and, after the Effective Time, the Surviving Corporation and the Escrow Agent, may rely on such designation and authority (including the designation and authority of any successor to the Representative pursuant to Section 13.3) until the receipt of written notice by Parent and the Escrow Agent of the appointment of a successor. None of Parent, Merger Sub, their respective Affiliates (including, without limitation, after the Effective Time, the Surviving Corporation) or the Escrow Agent shall be liable to any Party of Interest or participant in any of the Phantom Stock Plans for any actions taken or omitted by them in good faith in reliance upon any instructions, notice or other instruments delivered by the Representative.

13.3. Replacement of Representative. The Subject Company Shareholders, other than any Subject Company Shareholder who may at the time be the Representative, shall have the joint right and power to remove the Representative for any reason and the joint right and obligation to designate a successor representative or fill any vacancy in the position; provided, however, that if either such party is not capable of acting jointly as a result of death, disability or other incapacity, then the other party shall be vested with the right and power to remove the Representative and the right and obligation to designate a successor. Notwithstanding the foregoing, (i) any designation of a successor Representative who is not a Party of Interest shall require the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, and (ii) upon the death or disability of H. David Hibbitt or his resignation or removal as Representative, Bengt I. Karlsson shall automatically, without further action on the part of any Person, become the Representative in place of H. David Hibbitt (who thereupon shall have no further rights, powers or obligations as Representative hereunder), and shall be vested with all of the rights, powers and obligations of the Representative set forth in this Agreement and the Escrow Agreement.

13.4. Liability of the Representative. The Representative shall not be personally liable as the Representative to any Party of Interest or any participant in the Phantom Stock Plans for any act done or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment. The Company Shareholders shall severally (but not jointly) indemnify the Representative and hold the Representative harmless against any Damages incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder

14. Miscellaneous.

14.1. Fees and Expenses. Except as otherwise explicitly provided in this Agreement, each party shall bear its own, direct and indirect costs and expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.

14.2. Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, or by overnight prepaid courier, or by facsimile (receipt confirmed) to:

if to the Company:	ABAQUS, Inc. Rising Sun Mills 166 Valley Street Providence, RI 02909-2499 Attention: Chief Executive Officer Facsimile: (401) 276-4408
with a copy to:	Goldenberg & Muri LLP 10 Weybosset Street Providence, RI 02903-2808 Attention: Michael R. Goldenberg, Esq. Facsimile: (401) 421-7352

if to the Representative:	H. David Hibbitt 25 Courageous Circle Bristol, RI 02809
with a copy to:	Goldenberg & Muri LLP 10 Weybosset Street Providence, RI 02903-2808 Attention: Michael R. Goldenberg, Esq. Facsimile: (401) 421-7352
if to any Subject Security Holder:	At the address set forth on Schedule I delivered pursuant to Section 2.3(d)
if to Parent or Merger Sub:	Dassault Systèmes 9, quai Marcel Dassault – B.P. 310 92156 Suresnes Cedex France Attention: Thibault de Tersant Facsimile: 33 1 42 04 45 81
with a copy to:	Dassault Systèmes 10330 David Taylor Drive Charlotte, NC 28262 Attention: Martine Wallimann Facsimile: (704) 264-8822
and to:	Ropes & Gray LLP 45 Rockefeller Plaza New York, NY 10111-0087 Attention: Jonathan P. Cramer, Esq. Facsimile: (212) 841-5725

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent three (3) days following the date on which mailed, or one (1) day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid.

14.3. Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this Agreement without the consent in writing of the Company, Parent and, following the Effective Time, Representative.

14.4. Descriptive Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

14.5. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

14.6. Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each of parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

14.7. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith nor be relied upon other than the parties hereto and their respective successors, heirs or permitted assigns.

14.8. Definition of Knowledge. For purposes of this Agreement, (a) an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter, (b) the Company and its Subsidiaries will be deemed to have “Knowledge” of a particular fact or other matter if any of the individuals listed on Schedule 14.8 is actually aware of such fact or other matter or such individual could reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable inquiry within the Company concerning the existence of such fact or other matter, and (c) Parent and Merger Sub will be deemed to have “Knowledge” of a particular fact or other matter if its Chief Financial Officer or Chief Legal Officer is actually aware of such fact or other matter or such individual could reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable inquiry within Parent concerning the existence of such fact or other matter.

14.9. Governing Law. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of the State of New York applicable to contracts made and to be performed entirely in such State. Each of the parties hereto agrees that any action or proceeding brought to enforce the rights or obligations of any party hereto under this Agreement will be commenced and maintained in any court of competent jurisdiction located in the State of New York and hereby consents to the jurisdiction and venue of such tribunal. Each of the parties hereto further agrees that process may be served upon it by certified mail, return receipt requested, addressed as provided in Section 14.2 hereof, and consents to the exercise of jurisdiction of the courts of the State of New York over it and its properties with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement.

14.10. Waiver of Jury Trial. To the extent not prohibited by applicable Legal Requirement that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any Action arising in whole or in part under or in connection with this Agreement, the Merger or any of the other transactions contemplated hereby, whether existing or hereafter arising, and whether sounding in contract, tort or otherwise. The parties agree that any of them may file a copy of this Section 14.10 with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this Agreement, the Merger or any of the other transactions contemplated hereby and its consent that any such proceeding will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

14.11. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

14.12. Entire Agreement. This Agreement, including the Schedules and Exhibits and the other agreements referred to herein (including, without limitation, the Confidentiality Agreement and the Escrow Agreement), is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Schedules, Exhibits or such other agreements and this Agreement, including such Schedules, Exhibits and such other agreements supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

14.13. Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Parent, Merger Sub, the Company and the Subject Company Shareholders, or, in the case of a waiver, by each party against whom the waiver is to be effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

14.14. Termination of Shareholders Agreement. Upon their execution of this Agreement, each of the Company and each Company Shareholder agree that effective as of the Effective Time, the Shareholders Agreement shall terminate and be no further force or effect; provided, that the provisions of Sections 11, 12 and 13 of the Shareholders Agreement shall survive such termination and continue to be effective agreements of the parties following the Effective Time and otherwise in accordance with their terms.

15. Definitions.

15.1. Certain Defined Terms: As used herein, the following capitalized terms have the following meanings:

“Action of Divestiture” shall mean (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Subsidiaries or, following the Effective Time, any assets or categories of assets of the Surviving Corporation or any of its Subsidiaries, (ii) the imposition of any limitation or regulation on the ability of Parent to operate, directly or indirectly, its business, the business of its Subsidiaries or, following the Effective Time, the business of the Surviving Corporation or any of its Subsidiaries or (iii) the imposition of any limitation or regulation on Parent’s ownership or control, direct or indirect, of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.

“Affiliate” shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with, such Person; provided, that for the purposes of this definition “control” (including, with correlative meanings, the terms “controlling” and “controlled”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Allocable Portion of the Escrow Amount” shall mean, with respect to the Company Shareholders and each of the participants in the Phantom Stock Plans, each such Person’s proportional share of the Escrow Funds as determined by multiplying the Escrow Amount by the quotient obtained when (i) the sum of such Person’s Allocable Portion of the Merger Consideration, if any, and Phantom Stock Payments, if any, is divided by (ii) the sum of the Merger Consideration and the Phantom Stock Payment Amount.

“Allocable Portion of the Merger Consideration” shall mean, with respect to the Company Shareholders, each such Person’s proportional share of the Merger Consideration as determined by multiplying the Merger Consideration by the quotient obtained when (i) the aggregate Per Share Merger Consideration allocable to each such Person with respect to the shares of Company Common Stock held by such Person, is divided by the (ii) the Merger Consideration.

“Allocable Portion of the Supplemental Indemnity Amount” shall mean, with respect to the Subject Parties of Interest, each such Person’s proportional share of the Supplemental Indemnity Amount as determined by multiplying the Supplemental Indemnity Amount by the quotient obtained when (i) the sum of such Person’s Allocable Portion of the Merger Consideration, if any, Phantom Stock Payments, if any, and Incentive Unit Payments, if any, is divided by (ii) the sum of the aggregate Allocable Portion of the Merger Consideration, Phantom Stock Payment Amount and Incentive Unit Payment Amount, in each case, allocable to all Subject Parties of Interest.

“Contract” shall mean any legally binding agreements, understandings, contracts, deeds, mortgages, leases, subleases, licenses, sublicenses, instruments, commitments or other binding arrangements, whether written or oral

“Environmental Laws” shall mean any Legal Requirement (whether domestic or foreign) relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

“GAAP” means accounting principles generally accepted in the United States.

“Indebtedness” shall mean all obligations (including, without limitation, all obligations in respect of principal, accrued interest, penalties, fees and premiums) (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of letters of credit and bankers’ acceptances, (vi) for Contracts relating to interest rate protection, swap agreements and collar agreements and (vii) in the nature of guarantees of the obligations described in clauses (i) through (vi) above of any other Person.

“Intellectual Property” shall mean trademarks, service marks, trade names and Internet domain names, together with all goodwill, registrations and applications related to the foregoing; inventions, ideas, patents and industrial design registrations or applications (including, without limitation, any continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications for any of the foregoing); works (including without limitation Software), data, databases, copyrights and database rights (including, without limitation, any registration and applications for any of the foregoing); mask works rights and trade secrets, and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“Legal Requirements” shall mean any United States federal, state, municipal or local or foreign order, judgment, writ, injunction, decree, law, statute, standard ordinance, code, resolution, promulgation, rule, regulation or any similar provision having the force or effect of law.

“Licensed Intellectual Property” means all third party Intellectual Property licensed to and used by the Company or any of its Subsidiaries, in each case used in or necessary for the conduct of the business of the Company and each of its Subsidiaries, as currently conducted. Licensed Intellectual Property includes, without limitation, (i) Third Parties Components, (ii) Third Parties Distributed Product, (iii) any tool, Software or database or equivalent products that are material for the Company and/or its Subsidiaries to develop, support and maintain the Proprietary Products, to run the main functions of the Company and/or its Subsidiaries, such as, without limitation, HR, accounting, finance, sales.

“Lien” shall mean any mortgage, security interest, pledge, exclusive license, interest, encumbrance, claim, charge, option, restriction on the right to sell or dispose (and in the case of securities, vote) or other lien (whether arising by contract or by operation of law and whether voluntary or involuntary); provided, however that the following shall not be considered Liens for purposes of this Agreement: (i) a pledge or deposit made to secure payment of any workers’ compensation insurance, unemployment insurance, pension or other social security imposed by any Governmental Authority, (ii) a good faith deposit to secure the performance of any tender, bid, lease, government contract or the return of money bond or other deposit, (iii) any Legal Requirements, (iv) any encumbrance on real or personal property which does not, in any material respect, individually or in the aggregate, impair the use or value of the encumbered property for its intended purpose, or (v) security given to a public utility or any governmental authority when required by such utility or authority in connection with the operations of the Company or a Subsidiary.

“Material Adverse Effect” shall mean any circumstance, condition, change in or effect on the Company or its Subsidiaries that together with all other circumstances, conditions, changes in or effects on the Company and its Subsidiaries: (i) is, has or would reasonably be expected to be materially adverse to the business as currently operated and conducted, capitalization, operations, assets or liabilities (including, without limitation, contingent liabilities), results of operations or the condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include (1) any effect of any change that is generally applicable to the markets in which the Company or any of its Subsidiaries operate, (2) the effect of any change that is generally applicable to the United States or world economy, (3) the effect of any change arising in connection with acts of war (whether or not declared), terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof or (4) the effect of any change in applicable Legal Requirements or GAAP, but only to the extent any of the foregoing changes described in clauses (1), (2), (3) or (4) does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, than such change has on other companies that compete in the business currently conducted by the Company and its Subsidiaries.

“Per Share Merger Consideration” shall mean an amount equal to the quotient obtained when (i) the Merger Consideration, is divided by (ii) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

“Person” shall mean any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Promissory Note” shall mean a promissory note, in form and substance reasonably satisfactory to Parent and the Representative, which provides for payment of its aggregate principal amount, without interest, one day after its date of issue.

“Proprietary Products” shall mean all the Software of the Company that have been released to the market on or prior to the Closing Date, and which are developed, supported or maintained by or for the Company or its Subsidiaries, except for the Third Parties Components.

“Software” shall mean all computer programs and/or software programs (including, but not limited to, all source code, object code, firmware, database, programming tools and/or documentation and related materials).

“Subject Company Shareholders” shall mean each of the following Company Shareholders: (i) H. David Hibbitt, (ii) Bengt I. Karlsson and (iii) E. Paul Sorensen.

“Subject Party of Interest” shall mean each Party of Interest other than Dennis Flanagan and Roger Keene.

“Subsidiary” shall mean, with respect to any Person, any corporation or other business organization of which (x) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other business organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or (y) such Person or any other Subsidiary of such Person is a general partner or managing member (excluding any such partnership or limited liability company, where such Person or any Subsidiary or such Person does not have a majority of the voting interest in such partnership or limited liability company).

“Taxes” shall mean all Federal, state, local, foreign or other taxing authority income, corporation franchise, profits, grains, sales, use, ad valorem, property, payroll, social security, welfare unemployment, assets, value added, withholding, excise, severance, occupation, customs, transfer, employment, windall profits, alternative or add-on minimum and other taxes, charges, fees, levies, imposts, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Returns” shall mean all Federal, state, local, provincial, or foreign returns, declarations, reports, estimates, information returns, schedules, forms and statements in respect of any Taxes, including any attachment thereto or any amendment thereof.

“Third Parties Components” means the Software and other Intellectual Property of third parties that are included in Proprietary Products.

“Third Parties Distributed Products” means Software and/or other Intellectual Property of third parties that are distributed by Company and which are not Third Parties Components.

15.2. Terms Defined Elsewhere. The following list is a list of additional capitalized terms used throughout this Agreement and a reference to the Section hereof in which such term is defined:

Defined Term	Section Location

1374 Tax	3.10(g)
338(h)(10) Election	6.9(b)
401(k) Plan	6.7(b)
Actions	3.20
Agreement	Preamble
Allocation Statement	6.9(d)
applicable indemnifying Persons	12.5
Articles of Merger	1.2
Audited Financial Statements	3.7
Bonus Plan	6.7(b)
CFIUS	6.4(a)
Closing	1.2
Closing Date	1.2
Closing Working Capital	2.4(a)
Code	2.2(d)
Company	Preamble
Company Common Stock	Preamble
Company Securities	3.2(b)
Company Shareholders	Preamble
Compliance Program	6.9(k)(ii)
Confidentiality Agreement	6.2
Continuing Employees	6.7(b)
Damages	12.6(a)
Deductible Amount	12.1(b)
Delaware Law	Recitals

Determination Date	12.1(a)(iv)
Disclosure Schedule	3
Dispute Notice	2.4(d)
Effective Time	1.2
End Date	11.1(b)
ERISA	3.13(a)
Escrow Account	2.2(f)
Escrow Agent	2.2(f)
Escrow Agreement	2.2(f)
Escrow Amount	2.2(f)
Estimated Closing Balance Sheet	2.4(b)
Estimated Working Capital	2.4(b)
Estimated Working Capital Adjustment	2.4(b)
Exon-Florio	6.4(a)
Financial Statements	3.7
Foreign Benefit Plan	3.13(j)
Goldstein	Preamble
Governmental Authorities	3.6
Hazardous Substance	3.21
Incentive Payments	2.3(b)
Incentive Plan	2.3(b)
Incentive Unit Holdback Amount	2.2(c)(i)
Incentive Unit Payment Amount	2.3(b)
Initial Calculation	2.4(c)
Initial Closing Balance Sheet	2.4(c)
IRS	3.13(a)
Knowledge	14.8
Large Customers	3.16
Merger	1.1
Merger Consideration	2.2(a)
Merger Sub	Preamble
Most Recent Balance Sheet	3.7

PCBs	3.21
Parent	Preamble
Parent Claim	12.4
Parent Indemnified Parties	12.1(a)
Participant Deferral Liability	6.12
Participant Release	6.12
Parties of Interest	Preamble
Party of Interest	Preamble
Payment Instructions	2.2(b)
Permits	3.22(b)
Phantom Stock Holdback Amount	2.2(c)(ii)
Phantom Stock Payment Amount	2.3(c)
Phantom Stock Payments	2.3(c)
Phantom Stock Plans	2.3(c)
Plan	3.13(a)
Pre-Closing Income Tax Returns	6.9(j)
Related Party	6.1(u)
Representative	Preamble
Required Consents	6.4(b)
Rhode Island Law	Recitals
RIBCA	1.1
Section 338 Forms	6.9(c)
Securities Act	3.4
Seller Expenses	2.3(a)
Settlement Accountants	2.4(d)
Settlement Notice	2.4(d)
Shareholders Agreement	4.3
Straddle Period	12.1(a)(iv)
Subsidiary Securities	3.3(a)
Supplemental Indemnity Amount	12.2(b)
Surviving Corporation	1.1
Tax Indemnified Party	6.9(l)(i)

Tax Indemnifying Party	6.9(l)(i)
Tax Proceedings	6.9(k)(i)
Tax Purchase Price	6.9(d)
Third Party Claim	12.5
Transfer Taxes	6.9(f)
Unaudited Financial Statements	3.7
Working Capital	2.4(a)

Remainder of page intentionally blank

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first above written.

ABAQUS, INC.
By:

Mark C. Goldstein President and Chief Executive Officer

DASSAULT SYSTEMES CORP.
By:

Bernard Charles President and Chairman

AQUA ACQUISITION CORP.
By:

Thibault de Tersant Secretary

THE REPRESENTATIVE:
By:

H. David Hibbitt

[Signature Page to Agreement and Plan of Merger]

THE COMPANY SHAREHOLDERS:
By:

H. David Hibbitt
By:

Bengt I. Karlsson
By:

E. Paul Sorensen
By:

Joop C. Nagtegaal
By:

Dennis P. Flanagan
By:

Roger Keene
By:

Colin D. Mercer
By:

Bruce E. Engelmann

OTHER PARTIES OF INTEREST:
By:

Mark C. Goldstein
By:

Kenneth Short

[Signature Page to Agreement and Plan of Merger]